As filed with the Securities and Exchange Commission on September 21, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AMÉRICA MÓVIL, S.A.B. DE C.V.	RADIOMÓVIL DIPSA, S.A. DE C.V.
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

America Mobile	Mobile Radio Dipsa
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

United Mexican States	4813	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number	(I.R.S. Employer Identification Number)

Lago Alberto 366

Colonia Anáhuac

11320 México, D.F.

México

Telephone: (5255) 2581-4449

(Address and telephone number of registrants’ principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

Telephone: (212) 894-8940

(Name, address and telephone number of agent for service)

Copies to:

Nicolas Grabar, Esq.

Francisco L. Cestero, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Note	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Floating Rate Senior Notes Due 2008	$500,000,000	100%	$500,000,000	$15,350
Subsidiary Guarantees	$500,000,000	—	—	(2)

(1)	The securities being registered are offered (i) in exchange for U.S.$500,000,000 Floating Rate Senior Notes Due 2008 previously sold in transactions exempt from registration under the Securities Act of 1933, as amended, and (ii) upon certain resales of the notes by broker-dealers. The registration fee has been computed based on the face value of the notes, pursuant to Rule 457 under the Securities Act of 1933.

(2)	Pursuant to Rule 457(n), no separate fee is payable with respect to the guarantee of notes being registered.

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

P R O S P E C T U S

Offer to Exchange

the following series of notes:

Floating Rate Senior Notes Due 2008

of

América Móvil, S.A.B. de C.V.

Unconditionally guaranteed by Radiomóvil Dipsa, S.A. de C.V.

Material Terms of the Exchange Offer

•

We are offering to exchange, commencing on         , 2007, the Floating Rate Senior Notes Due 2008 we sold previously in private offerings (the “original notes”) for new registered exchange notes due 2008 (the “exchange notes”).

•	The terms of the exchange notes are identical to the terms of the original notes, except for the transfer restrictions and registration rights relating to the original notes.

•	We will exchange all original notes that are validly tendered and not validly withdrawn.

•	The exchange offer will expire at 5:00 p.m., New York City time, on , 2007 unless we extend it.

•	You may withdraw tenders of original notes at any time before 5:00 p.m., New York City time, on the date of the expiration of the exchange offer.

•	We will not receive any proceeds from the exchange offer.

•	We will pay the expenses of the exchange offer.

•	No dealer-manager is being used in connection with the exchange offer.

•	The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

•

Our wholly-owned subsidiary Radiomóvil Dipsa, S.A. de C.V. has irrevocably and unconditionally agreed to guarantee the payment of principal, premium, if any, interest and all other amounts in respect of the exchange notes.

See “ Risk Factors” beginning on page 12 of this prospectus for a discussion of certain factors that you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission, or the “SEC,” nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THIS PROSPECTUS IS SOLELY OUR RESPONSIBILITY AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES, OR “CNBV”). THE TERMS AND CONDITIONS OF THIS OFFER TO EXCHANGE WILL BE NOTIFIED TO THE CNBV FOR INFORMATION PURPOSES ONLY AND SUCH NOTICE DOES NOT CONSTITUTE A CERTIFICATION AS TO THE INVESTMENT VALUE OF THE EXCHANGE NOTES OR OUR SOLVENCY. THE EXCHANGE NOTES MAY NOT BE OFFERED OR SOLD IN MEXICO, ABSENT AN AVAILABLE EXEMPTION UNDER THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES). IN MAKING AN INVESTMENT DECISION, ALL INVESTORS, INCLUDING ANY MEXICAN CITIZEN WHO MAY ACQUIRE EXCHANGE NOTES FROM TIME TO TIME, MUST RELY ON THEIR OWN EXAMINATION OF US AND TELCEL.

The date of this prospectus is                     , 2007

ABOUT THIS PROSPECTUS

Application has been made to admit the exchange notes to listing on the Official List of the Luxembourg Stock Exchange and trading on the Euro MTF market. However, even if admission to listing is obtained, we will not be required to maintain it.

You should rely only on the information contained in this prospectus. No person has been authorized to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not making the exchange offer in places where it is not permitted.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

As used in this prospectus, “América Móvil,” “we,” “our” and “us” refer to América Móvil, S.A.B. de C.V. and its consolidated subsidiaries, unless the context otherwise requires or unless otherwise specified. References to “Telcel” are to Radiomóvil Dipsa, S.A. de C.V.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2006, filed with the SEC on July 2, 2007 (SEC File No. 001-16269), which we refer to as the “2006 Form 20-F”;

•	any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination of the exchange offer; and

•

any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus and prior to the termination of the exchange offer that are identified in such reports as being incorporated by reference in this prospectus.

In addition, any future reports on Form 6-K that we furnish to the SEC after the date of the initial filing of the registration statement to which this prospectus relates and prior to effectiveness of the registration statement and that are identified in such reports as being incorporated by reference in this prospectus, shall be deemed to be incorporated by reference in this prospectus.

You may request a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus, at no cost, by writing or telephoning us at Lago Alberto 366, Edificio Telcel I, Piso 2, Colonia Anáhuac, 11320, México D.F., México, Attention: Investor Relations, telephone (5255) 2581-4449. To obtain timely delivery, investors must request this information no later than five business days before the date they must make their investment decision. Copies of these documents will also be made available free of charge by The Bank of New York (Luxembourg) S.A., our listing agent, at its office at Aerogolf Center, 1A Hoehenhof, L-1736, Senningerberg, Luxembourg.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement for the exchange notes, including exhibits, that we have filed with the Securities and Exchange Commission, or the “SEC,” on Form F-4 under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. We have filed certain of these documents as exhibits to our registration statement and we refer you to those documents. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

We will make available to the holders of the exchange notes, at the corporate trust office of the trustee under the indenture and supplemental indentures governing the exchange notes and at the office of our Luxembourg listing agent, copies of the indenture and the supplemental indentures as well as our annual report in English, including a review of operations, and annual audited consolidated financial statements prepared in conformity with Mexican Financial Reporting Standards (Normas de Información Financiera Mexicanas), or “Mexican FRS,” together with a reconciliation of operating income, net income and total stockholders’ equity to generally accepted accounting principles in the United States, or U.S. GAAP.

v

ENFORCEABILITY OF CIVIL LIABILITIES

América Móvil and Telcel are corporations organized under the laws of Mexico, with our principal places of business (domicilio social) in Mexico City. In addition, most of our and Telcel’s respective directors, officers and controlling persons, as well as certain experts named in this prospectus, reside outside the United States, and all or a substantial portion of their assets and our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case in any action predicated upon civil liabilities under the U.S. federal securities laws. Based on the opinion of Galicia y Robles, S.C., our Mexican counsel, there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus may constitute “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases, we include together with the forward-looking statements themselves a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, indebtedness levels, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we currently operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate or into which we may expand;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

Information regarding important factors that could cause actual events to differ, perhaps materially, from our forward-looking statements is contained under “Forward-Looking Statements” in our 2006 Form 20-F, which is incorporated in this prospectus by reference, and may also be continued in more recent reports on Form 6-K incorporated in this prospectus by reference. See “Where You Can Find More Information” above for information about how to obtain a copy of these documents.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

PRESENTATION OF FINANCIAL INFORMATION

This prospectus incorporates by reference our audited consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, from our 2006 Form 20-F.

Our financial statements have been prepared in accordance with Mexican FRS and presented in Mexican pesos. Mexican FRS differs in certain respects from U.S. GAAP. Mexican FRS requires restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Our audited consolidated financial statements and the other financial information appearing in our 2006 Form 20-F and all annual financial information presented in this prospectus, are accordingly stated in constant pesos with purchasing power as of December 31, 2006. However, our unaudited condensed consolidated interim financial information presented in this prospectus is stated in constant pesos with purchasing power as of June 30, 2007. As a result of Mexican inflation during the first six months of 2007, the purchasing power of one Mexican peso as of December 31, 2006 was equivalent to the purchasing power of Ps.1.0062 as of June 30, 2007. As a result, the audited financial statements and other annual financial information are not directly comparable to the unaudited condensed consolidated interim financial information because they are stated in constant pesos as of different dates. Management believes that this difference is not material.

Full condensed interim financial statements as of and for the six-months ended June 30, 2007 are not available as of the date of this prospectus, and thus not presented herein. Our unaudited condensed interim financial information as of June 30, 2007 presented herein does not include the classification of revenues and expenses into ordinary or non-ordinary categories, as will be required upon our adoption of the new Mexican FRS B-3 “Statements of Income”. This adoption will be required when we first present fill condensed interim financial statements for periods subsequent to January 1, 2007 (see Note 2.a.1 to our consolidated financial statements incorporated by reference herein from our 2006 Form 20-F). Instead the unaudited condensed interim financial information presented herein is presented under the Mexican Accounting Bulletin B-3 in force at December 31, 2006 and is, therefore, comparable in this respect to the audited consolidated financial statements incorporated by reference herein from our 2006 Form 20-F.

On December 13, 2006, our shareholders approved the merger of América Telecom, S.A.B. de C.V., or “Amtel,” our then controlling shareholder, and its subsidiary Corporativo Empresarial de Comunicaciones, S.A. de C.V. with us. In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this prospectus to include the assets, liabilities and results of operations of Amtel and its subsidiary for all periods presented.

In accordance with Rule 3-10(e) under Regulation S-X, Note 22 to our audited consolidated financial statements contains condensed consolidated financial information for Telcel.

References in this prospectus to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States. References herein to “Mexican pesos” or “Ps.” are to the lawful currency of Mexico.

This prospectus contains translations of various Mexican peso amounts into U.S. dollars solely for your convenience. Unless otherwise indicated, we have translated (i) U.S. dollar amounts from June 30, 2007 constant pesos at the exchange rate of Ps.10.8661 to U.S.$1.00, which was the rate reported by Banco de México for June 29, 2007, and (ii) U.S. dollar amounts from December 31, 2006 constant pesos at the exchange rate of Ps. 10.8810 to U.S.$1.00, which was the rate reported by Banco de México for December 29, 2006. The exchange rate reported on September 20, 2007 by Banco de México was Ps.10.9871 to U.S.$1.00.

MARKET INFORMATION

In this prospectus, we make statements about our competitive positions and market shares in the wireless telecommunications sector or Mexico and the other countries in which we operate. We have made these statements partly on the basis of information from third-party sources that we believe are reliable. Although we have no reason to believe that any of this third-party information is inaccurate in any material respect, we and Telcel have not independently verified the competitive position, market share and other industry data provided by third parties or by industry or general publications.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and the documents incorporated by reference and does not contain all of the information that may be important to you. You should carefully read this entire prospectus and the documents incorporated by reference, including the risk factors and financial statements.

América Móvil

We are the largest provider of wireless communications services in Latin America based on subscribers. As of June 30, 2007, we had 141.0 million subscribers in sixteen countries, compared to 124.8 million at year-end 2006. On an equity basis (representing our economic interest in our subsidiaries’ subscribers), we had 140.8 million subscribers as of June 30, 2007. Because our focus is on Latin America, a substantial majority of our wireless subscribers are prepaid customers. We had an aggregate of approximately 3.8 million fixed lines in Guatemala, Nicaragua, El Salvador, the Dominican Republic and Puerto Rico as of June 30, 2007, making us the largest fixed-line operator in Central America based on the number of subscribers. We operate GSM networks in all of our principal markets in Latin America, except in Puerto Rico.

Our principal operations are:

•

Mexico. Through Radiomóvil Dipsa, S.A. de C.V., which operates under the name “Telcel,” we provide wireless telecommunications services in all nine regions in Mexico. As of June 30, 2007, Telcel had 46.1 million subscribers. Telcel is the largest provider of wireless telecommunications services in Mexico.

•

Brazil. With approximately 26.3 million subscribers as of June 30, 2007, we are one of the three largest providers of wireless telecommunications services in Brazil based on the number of subscribers. We operate in Brazil through our subsidiaries, BCP S.A., or “BCP,” and Americel S.A., or “Americel,” under the unified brand name “Claro.” Our network covers the main cities in Brazil (including São Paulo and Rio de Janeiro).

•

Southern Cone. We provide wireless services in Argentina, Paraguay, Uruguay and Chile. As of June 30, 2007, we had 15.4 million subscribers in the Southern Cone region. In Argentina, Paraguay and Uruguay we operate under the “CTI Móvil” brand. In Chile, we operate under the “Claro” brand.

•	Colombia. We provide wireless services in Colombia under the “Comcel” brand. As of June 30, 2007, we had 20.6 million wireless subscribers and were the largest wireless provider in Colombia.

•

Andean Region. We provide wireless services in Ecuador and Peru. As of June 30, 2007, we had 10.6 million subscribers in the Andean region. We operate under the “Porta” brand in Ecuador and under the “Claro” brand in Peru.

•

Central America. We provide fixed-line and wireless services in Guatemala, El Salvador and Nicaragua. We also provide wireless services in Honduras. In September 2006, our Central American subsidiaries began offering wireless services under the “Claro” brand. As of June 30, 2007, our subsidiaries had 6.8 million wireless subscribers and over 2.1 million fixed-line subscribers in Central America.

•

United States. Our U.S. subsidiary, TracFone Wireless Inc., is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. It had approximately 8.6 million subscribers as of June 30, 2007.

•

Caribbean. On December 1, 2006, we consummated our acquisition of Compañía Dominicana de Teléfonos, C. por A., or “Codetel.” Codetel is the largest telecommunications services provider in the Dominican Republic with over 2.3 million wireless subscribers and 739,000 fixed-line subscribers and broadband subscribers as of June 30, 2007. We provide fixed-line and broadband services in the

Dominican Republic under the “Codetel” brand and wireless services under the “Claro” brand. On March 30, 2007, we consummated our acquisition of Telecomunicaciones de Puerto Rico, Inc., or “TELPRI.” TELPRI is the largest telecommunications services provider in Puerto Rico with over 971,000 fixed-line subscribers and 574,000 wireless subscribers as of June 30, 2007. We provide fixed-line and broadband services in Puerto Rico under the “PRT” brand and wireless services under the “Claro” brand.

On August 23, 2007, we entered into an agreement for the acquisition of Oceanic Digital Jamaica Limited in Jamaica. The completion of the transaction is subject to regulatory approvals and other conditions.

Recent Developments

Results of Operations for the Six-Month Period Ended June 30, 2007 and June 30, 2006

Set forth below is a summary and discussion of certain of our unaudited results for the six months ended June 30, 2007 and 2006. This unaudited condensed interim financial information has been presented on a basis of Mexican FRS in effect as of December 31, 2006, and is presented in constant Mexican pesos with a purchasing power as of June 30, 2007. As a result of Mexican inflation during the first six months of 2007, the purchasing power of one Mexican peso as of December 31, 2006 was equivalent to the purchasing power of 1.0062 as of June 30, 2007. As a result, the audited financial statements and other financial information incorporated by reference herein are not directly comparable to the unaudited condensed interim financial information because they are stated in constant pesos at different dates. Management believes that this difference is not material.

Full condensed interim financial statements as of and for the six-months ended June 30, 2007 are not available as of the date of this prospectus, and thus not presented herein. Our unaudited condensed interim financial information as of June 30, 2007 presented herein does not include the classification of revenues and expenses into ordinary or non-ordinary categories, as will be required upon our adoption of the new Mexican FRS B-3 “Statements of Income”. This adoption will be required when we first present full condensed interim financial statements for periods subsequent to January 1, 2007 (see Note 2.a.1 to our consolidated financial statements incorporated by reference herein from our 2006 Form 20-F). Instead the unaudited condensed interim financial information presented herein is presented under the Mexican Accounting Bulletin B-3 in force at December 31, 2006 and is, therefore, comparable in this respect to the audited consolidated financial statements incorporated by reference herein from our 2006 Form 20-F.

In the opinion of our management, the unaudited condensed interim financial information set forth below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this selected financial data in a manner consistent with the Mexican FRS presentation made in the audited consolidated financial statements incorporated by reference herein from our 2006 Form 20-F. Results for the six months of 2007, are not, however, necessarily indicative of results to be expected for the full year.

The following table sets forth summary unaudited condensed consolidated financial data of América Móvil for the six-month periods ended June 30, 2006 and 2007.

	For the six months periods ended June 30,
	2006		2007
	(millions of constant Mexican pesos as of June 30, 2007)
	(unaudited)
	(as adjusted)(1)
Operating revenues	Ps.	110,907	Ps.	142,802
Operating costs and expenses		70,490		83,176
Depreciation and amortization		13,031		16,430
Operating income		27,385		43,197
Comprehensive financing costs (income)		120		(267)
Net income		21,355		30,478

(1)

In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this prospectus to include the assets, liabilities and results of operations of Amtel and its subsidiary for the six months ended June 30, 2006. See Note 3 to our audited consolidated financial statement incorporated by reference to our 2006 Form 20-F.

Operating Revenues

We recorded operating revenues of Ps.142,802 million for the six months ended June 30, 2007, a 28.8% increase over the same period in 2006. This increase in revenues principally reflects subscriber growth and an increase in traffic, primarily from value-added services and the implementation of national “calling party pays” in Mexico. Our consolidated revenues for the first six months of 2007 include approximately Ps.8,437 million attributable to our operations in the Dominican Republic and Puerto Rico, which we began consolidating on December 1, 2006 and April 1, 2007, respectively.

We had approximately 137.2 million wireless subscribers as of June 30, 2007, as compared to 107.8 million as of June 30, 2006 (a 27.3% increase) and 124.8 million as of December 31, 2006 (a 9.9% increase). We experienced subscriber growth in all of our markets during the first six months of 2007. The table below lists our total wireless subscribers in each of markets as of June 30, 2007 and June 30, 2006.

	As of June 30,
	2006	2007	% Growth
	(thousands)
Mexico	39,150	46,114	17.8%
Argentina	8,054	11,695	45.2
Brazil	20,949	26,252	25.3
Central America(1)	4,823	6,772	40.4
Chile	2,001	2,694	34.6
Colombia	17,970	20,607	14.7
Dominican Republic(2)	—	2,339	—
Ecuador	4,819	6,216	29.0
Paraguay	296	444	50.0
Uruguay	269	596	121.6
Peru	2,483	4,357	75.5
Puerto Rico(3)	—	574	—
United States	7,014	8,576	22.3

Total	107,828	137,236	27.3%

(1)	Includes El Salvador, Guatemala, Honduras and Nicaragua.
(2)	We began consolidating the results of Codetel as from December 1, 2006.
(3)	We began consolidating the results of TELPRI as from April 1, 2007.

We had 3.8 million fixed-lines as of June 30, 2007 and 2.1 million as of June 30, 2006. Of our 3.8 million fixed-lines as of June 30, 2007, 1.7 million belonged to TELPRI and Codetel.

During the first six months of 2007, we recorded Ps.123,534 million in service revenues and Ps.19,268 million in equipment revenues, as compared to Ps.93,576 million and Ps.17,331 million, respectively, during the first six months of 2006. Our service revenues and equipment revenues represented 86.5% and 13.5%, respectively, of our total operating revenues for the first six months of 2007, as compared to 84.4% and 15.6%, respectively, for the comparable period in 2006.

As compared to the first six months of 2006, our average revenues per subscriber were affected during the first six months of 2007 by lower effective rates in some of our principal markets, including Mexico, and by a higher portion of our total subscriber base being represented by prepaid subscribers, which generate on average lower revenues than postpaid subscribers.

During the first six months of 2007, our service revenues (which grew by 32.0% as compared to the first six months of 2006) increased at a faster rate than our equipment revenues (which grew by 11.2% as compared to the first six months of 2006). We continue to experience a rapid increase in revenues from services such as data services, including SMS messaging, and other value-added services. An increasing portion of our equipment revenues is represented by sales of SIM cards for GSM equipment, which have a lower price than handsets.

The following table sets forth the percentages of our operating revenues for the first six months of 2007 and 2006 represented by our different regional markets:

Country or Region	% of revenues during first six months of 2006	% of revenues during first six months of 2007
Mexico	47.1%	41.5%
Brazil	15.7	17.5
Southern Cone (Argentina, Chile, Paraguay and Uruguay)	8.4	8.7
Colombia	9.3	10.0
Andean Region (Ecuador and Peru)	5.4	5.3
Central America (El Salvador, Guatemala, Honduras and Nicaragua)	7.5	5.7
Caribbean	—	5.9
United States	6.6	5.4

Total	100%	100%

Our non-Mexican operations continue to grow in importance. Our non-Mexican operations accounted for 58.5% of our operating revenues during the first six months of 2007, as compared to 52.9% of our operating revenues during the first six months of 2006.

Operating Costs and Expenses

Our operating costs and expenses (excluding depreciation and amortization) for the first six months of 2007 increased by 18.0% to Ps.83,176 million, as compared to Ps.70,490 million for the first six months of 2006. As a percentage of our total revenues, operating costs and expenses decreased to 58.2% during the first six months of 2007 as compared to 63.6% during the first six months of 2006. The decrease in our operating costs and expenses as a percentage of revenues primarily reflects our increased scale (as new subscribers represent a lower percentage of our existing subscriber base, the impact of subscriber acquisition costs on our margins decreases), lower handset subsidies and cost control measures.

The increase in operating costs and expenses in the first six months of 2007 includes an increase of Ps.7,358 million, or 35.3%, in cost of service, reflecting principally increased interconnection fees and infrastructure costs, an increase of Ps.2,150 million, or 7.4%, in cost of equipment reflecting principally increased handset and SIM card sales and an increase of Ps.3,177 million, or 15.4%, in selling, general and administrative expenses reflecting principally an increase in our expenses related to the integration of our recently acquired Caribbean operations.

Our depreciation and amortization expenses increased by 26.1% in the first six months of 2007 compared to the first six months of 2006, from Ps.13,031 million to Ps.16,430 million. The increase principally reflects new investments in our network.

Operating Income

Our operating income for the first six months of 2007 totaled Ps.43,197 million, a 57.7% increase compared to Ps.27,385 million for the first six months of 2006. As a percentage of our revenues, operating income for the first six months of 2007 increased to 30.2% compared to 24.7% for the first six months of 2006. For the first six months of 2007, we reported positive operating income in all of our geographic markets other than Chile. The improvement in our margin includes significant improvement in margins at many of our South American operations, particularly in Brazil, Colombia and Ecuador, where revenues are increasing at a faster rate than costs as a result of our increased scale in those markets.

Comprehensive Financing Cost (Income)

Our comprehensive financing income for the first six months of 2007 was Ps.267 million, an increase of Ps.387 million from a comprehensive financing cost of Ps.120 million for the first six months of 2006.

Income Tax

During the first six months of 2007, we recorded provisions for income tax of Ps.11,818 million, as compared to Ps.6,856 million in the first six months of 2006. The increase reflects our increased income during the second quarter of 2007.

Net Income

For the six months ended June 30, 2007, we had net income of Ps.30,478 million. Net income increased by 42.7% from the Ps.21,355 million reported for the six months ended June 30, 2006. This increase in net income reflected principally the increase in our operating income, which was partially offset by an increase in our income tax expense.

Outstanding Indebtedness

As of June 30, 2007, we had total indebtedness of Ps.92,585 million, of which Ps.8,862 million, or 9.6%, was classified as short-term debt (including the current portion of long-term debt). As of June 30, 2006, we had total indebtedness of Ps.104,952 million, and as of December 31, 2006, we had total indebtedness of Ps.111,774 (in constant pesos as of June 30, 2007). Without considering the effect of hedging instruments that we use to manage our interest rate and foreign exchange exposure, approximately Ps.59,527 million, or 64.3%, of our total indebtedness as of June 30, 2007 was denominated in U.S. dollars, and approximately Ps.43,944 million, or 47.5%, bore interest at variable rates.

The maturities of our long-term debt as of June 30, 2007 were as follows:

Years	Amount
	(millions of constant Mexican pesos as of June 30, 2007)
2008	Ps.	5,173
2009		7,541
2010		2,590
2011		21,878
2012		4,975
2013 and thereafter		41,566

Total	Ps.	83,723

We regularly assess our interest rate and foreign exchange exposures in order to determine whether to hedge our exposures. We may use derivative instruments to hedge our exposures.

Share Repurchase Program

We have continued to repurchase shares of our capital stock under our share repurchase program. During the first six months of 2007, we repurchased approximately 140.7 million Series L shares and 207,400 Series A shares for an aggregate consideration of Ps.4,066 million.

Selected Balance Sheet and Other Data

As of June 30, 2007, cash and cash equivalents amounted to Ps.17,484 million, as compared to Ps.43,742 million as of December 31, 2006 and Ps.43,822 million as of June 30, 2006. The decrease in cash during the second quarter of 2007 principally reflects the acquisition of TELPRI on March 30, 2007. In addition, during the first six months of 2007, we used approximately Ps.3,799 million to pay dividends and Ps.9.9 billion to fund capital expenditures.

América Móvil, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable (publicly listed variable stock corporation) organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Piso 1, Colonia Anáhuac, 11320, México D.F., México. Our telephone number at this location is (5255) 2581-4449.

Summary of the Exchange Offer

Background

On December 27, 2006, we completed the private offering of U.S.$500,000,000 aggregate principal amount of our Floating Rate Senior Notes Due 2008. In connection with that offering, we and our wholly-owned subsidiary Telcel entered into a registration rights agreement with the initial purchasers of the original notes in which we agreed, among other things, to complete this exchange offer. Under the terms of the exchange offer, you are entitled to exchange the original notes for exchange notes evidencing the same indebtedness and with substantially similar terms. The exchange offer is intended to satisfy our and Telcel’s obligations under the registration rights agreement. If the exchange offer is not completed within the time period specified in the registration rights agreement, we will be required to pay additional interest on the original notes. You should read the discussion under the heading “Description of the Exchange Notes” for further information regarding the exchange notes.

The exchange offer

We are offering to exchange up to U.S.$500,000,000 aggregate principal amount of our Floating Rate Senior Notes Due 2008 that have been registered under the Securities Act for our Floating Rate Senior Notes Due 2008 that were issued on December 27, 2006 in the private offering.

To participate in the exchange offer, you must follow the automatic tender offer program, or “ATOP,” procedures established by The Depository Trust Company, or “DTC,” for tendering notes held in book-entry form. The ATOP procedures require that the exchange agent receive, prior to the expiration date of the exchange offer, a computer-generated message known as an “agent’s message” that is transmitted through ATOP and that DTC confirm that:

•	DTC has received instructions to exchange your notes; and

•	you agree to be bound by the terms of the letter of transmittal.

For more details, please read “The Exchange Offer—Terms of the Exchange Offer” and “The Exchange Offer—Procedures for Tendering.” Any holder electing to have original notes exchanged pursuant to this exchange offer must properly tender your original notes prior to the close of business on the expiration date. All original notes validly tendered and not properly withdrawn will be accepted for exchange. Original notes may be exchanged only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Resales of exchange notes

We believe that the exchange notes may be offered for resale, resold or otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 of the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you acquire the exchange notes in the ordinary course of business; and

•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the exchange notes.

If any of the foregoing is not true and you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act and without an exemption of your exchange notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

If you are a broker-dealer and receive exchange notes for your own account in exchange for original notes that were acquired as a result of market-making activities or other trading activities, you must represent to us that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes.

Consequences of failure to exchange	If we complete the exchange offer and you do not participate in it, then:

•	your original notes will continue to be subject to the existing restrictions upon their transfer;

•	we and Telcel will have no further obligation to provide for the registration under the Securities Act of those original notes except under certain limited circumstances; and

•	the liquidity of the market for your original notes could be adversely affected.

Expiration date

This exchange offer will remain open for at least 20 full business days (as defined by Exchange Act Rule 14d-1(g)(3)) and will expire at 5:00 p.m., New York City time, on             , 2007, or such later date and time to which we extend it (the “expiration date”).

Withdrawal of tenders

You may withdraw your tender of original notes at any time prior to the expiration date. To withdraw, you must submit a notice of withdrawal to the exchange agent using ATOP procedures before 5:00 p.m., New York City time, on the expiration date of the exchange offer. Please read “The Exchange Offer—Withdrawal of Tenders.”

Conditions	The exchange offer is subject to certain customary conditions. See “The Exchange Offer—Conditions.”

Certain income tax considerations	This exchange of the original notes will not be a taxable exchange for U.S. federal income tax purposes.

Use of proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in this exchange offer.

Exchange agent	The Bank of New York is serving as exchange agent in connection with the exchange offer.

Information agent	D.F. King & Co., Inc. is serving as information agent in connection with the exchange offer.

Summary of the Exchange Notes

The exchange notes have the same financial terms and covenants as the original notes, except that the exchange notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer. The exchange notes will evidence the same debt as the original notes and will be entitled to the benefits of the indenture. The following summary contains basic information about the exchange notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the exchange notes, please refer to the section of this prospectus entitled “Description of Exchange Notes.”

Issuer	América Móvil, S.A.B. de C.V. (“América Móvil” or the “Company”).

Guarantor	Radiomóvil Dipsa, S.A. de C.V. (“Telcel”).

Notes offered	U.S.$500,000,000 aggregate principal amount of Floating Rate Senior Notes Due 2008.

Maturity	June 27, 2008.

Interest rate

The exchange notes will bear interest at a floating rate equal to Three-Month LIBOR (determined as described under “Description of Notes—General—Determination of Interest Rate”) plus 0.10%. The interest rate on the exchange notes for each subsequent interest period will be reset quarterly on each interest payment date.

Interest payment dates	Interest on the exchange notes will be payable quarterly on March 27, June 27, September 27 and December 27 of each year.

Guarantee	Payments of principal, interest, additional amounts and all other amounts in respect of the exchange notes will be irrevocably and unconditionally guaranteed by Telcel.

Ranking

The exchange notes will be our unsecured and unsubordinated obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated debt. The guarantees will be unsecured and unsubordinated obligations of Telcel and will rank equally in right of payment with all other unsecured and unsubordinated debt of Telcel. The exchange notes and the guarantees will be effectively subordinated to all of our and Telcel’s existing and future secured obligations and to all existing and future indebtedness of our subsidiaries other than Telcel. The exchange notes do not restrict our ability or the ability of Telcel or our other subsidiaries to incur additional indebtedness in the future. As of June 30, 2007, we had, on an unconsolidated basis (parent company only), unsecured and unsubordinated indebtedness and guarantees of subsidiary indebtedness of approximately Ps.85,186 million (U.S.$7,840 million). As of June 30, 2007, Telcel had, on an unconsolidated basis, unsecured and unsubordinated indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps.80,545 million (U.S.$7,413 million). As of June 30, 2007, our operating subsidiaries other than Telcel had indebtedness of Ps.12,040 million (U.S.$1,108 million).

Payment of additional amounts

If you are not a resident of Mexico for tax purposes, payments of interest on the exchange notes to you will generally be subject to Mexican withholding tax at a rate of 4.9% or, under certain circumstances, 10%. See “Taxation—Mexican Tax Considerations.” We will pay additional amounts in respect of those payments of interest so that the amount you receive after Mexican withholding tax is paid equals the amount that you would have received if no such Mexican withholding tax had been applicable, subject to some exceptions as described under “Description of Exchange Notes—Payment of Additional Amounts.”

Tax redemption

If, due to changes in Mexican laws relating to Mexican withholding taxes applicable to payments of interest, we are obligated to pay additional amounts on the exchange notes in excess of those attributable to a Mexican withholding tax rate of 4.9%, we may redeem the outstanding exchange notes in whole (but not in part) at any time, at a price equal to 100% of their principal amount plus accrued interest and any additional amounts due thereon to the redemption date.

Further issuances

We may, from time to time without the consent of holders of the exchange notes, issue additional notes on the same terms and conditions as the exchange notes which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the exchange notes.

Listing

Application has been made to admit the exchange notes to listing on the Official List of the Luxembourg Stock Exchange and trading on the EuroMTF market. However, even if admission to listing is obtained, we will not be required to maintain it.

Trustee, registrar and principal paying agent and transfer agent	The Bank of New York (as successor to JPMorgan Chase Bank, N.A.).

Calculation agent	The Bank of New York (as successor to JPMorgan Chase Bank, N.A.).

Luxembourg paying agent and transfer agent	The Bank of New York (Luxembourg) S.A.

Luxembourg listing agent	The Bank of New York (Luxembourg) S.A.

Governing law	The indenture, the supplemental indenture relating to the exchange notes, and the exchange notes and guarantees will be governed by the laws of the State of New York.

Risk factors

See “Risk Factors” beginning on page 12 of this prospectus and page 6 of our 2006 Form 20-F for a discussion of factors you should carefully consider before deciding to participate on the exchange offer.

RISK FACTORS

We have set forth risk factors in our most recent annual report on Form 20-F, which is incorporated by reference in this prospectus. We have also set forth below certain additional risk factors that relate specifically to the exchange notes and the exchange offer. We may include further risk factors in more recent reports on Form 6-K incorporated in this prospectus by reference. You should carefully consider all these risk factors in addition to the other information presented or incorporated by reference in this prospectus.

Risks Relating to the Exchange Notes and the Exchange Offer

There may not be a liquid trading market for the exchange notes

The exchange notes are being offered to the holders of the original notes. The exchange notes will constitute a new issue of securities for which, prior to the exchange offer, there has been no public market, and the exchange notes may not be widely distributed. We have applied to list the exchange notes on the Official List of the Luxembourg Stock Exchange and to trade on the EuroMTF market in accordance with the rules and regulations of the Luxembourg Stock Exchange. However, even if admission to listing is obtained, we will not be required to maintain it. We do not intend to arrange for quotation of the exchange notes on any automated dealer quotation system. Accordingly, we cannot assure that an active trading market for the exchange notes will develop. If a market for any of the exchange notes does develop, the price of such exchange notes may fluctuate and liquidity may be limited. If a market for any of the exchange notes does not develop, purchasers may be unable to resell such exchange notes for an extended period of time, if at all.

Your failure to tender old notes in the exchange offer may affect their marketability

If you do not exchange your original notes for exchange notes in the exchange offer, you will continue to be subject to the existing restrictions on transfers of the original notes. If the exchange offer is completed, we and Telcel will have no further obligation to provide for registration of original notes except under limited circumstances described under “The Exchange Offer—Resale Registration Statement; Special Interest,” and those original notes will bear interest at the same rate as the exchange notes.

Consequently, after we complete the exchange offer, if you continue to hold original notes and you seek to liquidate your investment, you will have to rely on an exemption from the registration requirements under applicable securities laws, including the Securities Act, regarding any sale or other disposition of original notes. Further, to the extent that original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes could be adversely affected.

Creditors of our subsidiaries will have priority over the holders of the exchange notes in claims to assets of our subsidiaries other than Telcel

The notes will be our obligations and will be guaranteed by Telcel. We conduct substantially all of our business and hold substantially all of our assets through our subsidiaries. Creditors of our subsidiaries other than Telcel, including trade creditors and bank and other lenders, will have priority over the holders of the exchange notes in claims to assets of our subsidiaries other than Telcel. As of June 30, 2007, our operating subsidiaries other than Telcel had indebtedness of Ps.12,040 million (U.S.$1,108 million).

Our ability to meet our obligations, including under the notes, will depend, in significant part, on our receipt of cash dividends, advances and other payments from our subsidiaries.

Judgments of Mexican courts enforcing our obligations under the exchange notes would be payable only in Mexican pesos

If legal proceedings were commenced in Mexico seeking to enforce our obligations in respect of the exchange notes and we were, as a result, ordered to pay amounts of money in respect of our obligations, we would be required to pay such amounts in Mexican pesos. Under the Mexican Monetary Law (Ley Monetaria de los Estados Unidos Mexicanos), an obligation denominated or payable in a currency other than Mexican pesos that is payable in Mexico may be satisfied in Mexican pesos at the rate of exchange in effect on the date of payment. This rate is currently determined by the Banco de México, Mexico’s Central Bank, and published in the Official Gazette of the Federation (Diario Oficial de la Federación). As a result, the amount paid by us in Mexican pesos to holders of the Notes may not be readily convertible into the amount of U.S. dollars that we are obligated to pay under the Notes. In addition, our obligation to indemnify against exchange losses may be unenforceable in Mexico.

Our obligations under the exchange notes would be converted in the event of bankruptcy

Under the Mexican Law on Mercantile Reorganization (Ley de Concursos Mercantiles), if we and/or Telcel were declared bankrupt or in bankruptcy reorganization (concurso mercantil), upon any such declaration, our obligations under the exchange notes and the guarantees:

•	would be converted into Mexican pesos and then from Mexican pesos into inflation-adjusted units, or Unidades de Inversión (known as UDIs);

•	would be satisfied at the time claims of our other creditors were satisfied;

•	would be subject to the outcome of, and priorities recognized in, the relevant proceedings;

•	would cease to accrue interest; and

•	would not be adjusted to take into account any depreciation of the Mexican peso against the U.S. dollar occurring after such declaration.

Telcel’s guarantees of the exchange notes may not be enforceable in the event of a bankruptcy of Telcel

Telcel’s guarantees of the exchange notes provide a basis for a direct claim against Telcel; however, it is possible that the guarantees may not be enforceable. While Mexican law does not prohibit the giving of guarantees and, as a result, does not prevent Telcel’s guarantees from being valid, binding and enforceable against Telcel, in the event Telcel is declared bankrupt or becomes subject to bankruptcy reorganization (concurso mercantil), the guarantees may be deemed to have been a fraudulent transfer and declared void, if it is determined that Telcel did not receive adequate consideration in exchange for the guarantees. If the guarantees become unenforceable, the exchange notes will effectively be subordinated to all liabilities, including trade payables, of Telcel. As of June 30, 2007, Telcel had, on an unconsolidated basis, total liabilities of Ps.70,605 million (U.S.$6,498 million). This amount excludes guarantees of debt obligations of América Móvil and other subsidiaries.

Mexican law may limit the ability of holders of exchange notes to enforce their rights under the guarantees against Telcel

Creditors of Telcel, including holders of the exchange notes, may face limitations under Mexican law in attempting to enforce claims against Telcel’s assets to the extent those assets are used in providing public service under Telcel’s concessions.

Developments outside Mexico may affect prices for the exchange notes

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in such other countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially in response to a sharp drop in the prices of Asian securities. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by economic crises in Russia and in Brazil. More recently, between 2002 and 2004, prices of Mexican securities were adversely affected by an economic crisis in Argentina. The market value of the exchange notes could be adversely affected by events elsewhere, especially in emerging-market countries.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In exchange for issuing the exchange notes as contemplated in this prospectus, we will receive original notes in like principal amount, the terms of which are identical in all material respects to the exchange notes. The original notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase in our indebtedness.

We used the net proceeds from the private placement of the original notes principally for general corporate purposes.

EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2002	10.4250	9.0020	9.7458	10.4250
2003	11.4063	10.1130	10.8463	11.2420
2004	11.6350	10.8050	11.3095	11.1540
2005	11.4110	10.4135	10.8680	10.6275
2006	11.4600	10.4315	10.9023	10.7995

2007
January	11.0920	10.7650
February	11.1575	10.9170
March	11.1846	11.0130
April	11.0305	10.9240
May	10.9308	10.7380
June	10.9785	10.7116
July	11.0110	10.7276
August	11.2692	10.9265

(1)	Average of month-end rates.

On September 20, 2007, the noon buying rate was Ps. 10.9676 to U.S.$1.00.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2006 in accordance with Mexican FRS and U.S. GAAP. Earnings for this purpose consist of earnings before income taxes, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Under Mexican FRS, employee profit-sharing is considered an income tax and earnings are calculated before the provision for employee profit-sharing. By contrast, under U.S. GAAP, employee profit-sharing is considered an operating expense and earnings are calculated after the provision for employee profit-sharing. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness. Under Mexican FRS, we do not capitalize interest, but we have capitalized interest in certain periods under U.S. GAAP. See Note 21 to our audited consolidated financial statements.

	Year ended December 31,					Six months ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(as adjusted)
Mexican FRS	4.6	5.5	5.7	4.6	7.3	6.3	10.5
U.S. GAAP(1)	5.1	5.8	5.5	4.5	7.0	—	—

(1)	As of the date of this prospectus, we have not prepared a U.S. GAAP reconciliation of our financial information as of and for the six months ended June 30, 2007.

CAPITALIZATION

The following table sets forth our consolidated capitalization under Mexican FRS as of June 30, 2007. The information in this table should be read in conjunction with, and is qualified in its entirety by reference to “Recent Developments”.

	As of June 30, 2007
	Actual
	(millions of Mexican pesos)	(millions of U.S. dollars)
	(unaudited)
Debt:
Denominated in U.S. dollars:
Fixed rate senior notes	30,349	2,793
Floating rate senior notes	5,433	500
Syndicated bank loans	21,732	2,000
Export-import bank loans	847	78
Other	1,166	107

Total	59,527	5,478

Denominated in Mexican pesos:
Senior notes	13,000	1,196
Domestic senior notes (certificados bursátiles)	5,650	520
Leasing	3,534	325
Other	—	—

Total	22,184	2,041

Denominated in Colombian pesos	4,994	460

Denominated in other currencies	5,880	541

Total debt	92,585	8,520
Less short-term debt and current portion of long-term debt	8,862	816

Long-term debt	83,723	7,704

Stockholders’ equity:
Capital stock	35,451	3,263
Retained earnings	106,902	9,838
Other accumulated comprehensive loss items	(12,117)	(1,115)
Minority interest	616	57

Total shareholders’ equity	130,852	12,043

Total capitalization (total long-term debt and shareholders’ equity)	223,437	20,563

As of June 30, 2007, Telcel had, on an unconsolidated basis, unsecured and unsubordinated indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps.80,545 million (U.S.$7,413 million). This amount includes approximately Ps.3,532 million of payment obligations under lease contracts entered into in connection with sale-and-leaseback transactions with respect to a portion of Telcel’s telephone plant. As of June 30, 2007, our operating subsidiaries other than Telcel had indebtedness of Ps.12,040 million (U.S.$1,108 million).

THE EXCHANGE OFFER

This section describes the exchange offer and the material provisions of the registration rights agreement, but it may not contain all of the information that is important to you. We refer you to the complete provisions of the registration rights agreement, which has been filed as an exhibit to the registration statement on Form F-4. See “Where You Can Find More Information” for instructions on how to obtain copies of this document.

In this section and the section entitled “Description of Exchange Notes” and “Form of Notes, Clearing and Settlement,” references to “we,” “us” and “our” refer to América Móvil, S.A.B. de C.V. only and do not include our subsidiaries or affiliates. References to “Telcel” or the “guarantor” are to Radiomóvil Dipsa, S.A. de C.V., which is our subsidiary and the guarantor of the exchange notes. References to the “Notes” mean the U.S.$500,000,000 principal amount of original notes we previously sold in a private offering in December 2006 and up to an equal principal amount of exchange notes we are offering hereby. Such references include both the Notes and the guarantees, except where otherwise indicated or as the context otherwise requires. References to “holders” mean those who have Notes registered in their names on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in Notes issued in book-entry form through The Depository Trust Company, or DTC, or in Notes registered in street name. Owners of beneficial interests in the Notes should read the subsections entitled “—Terms of the Exchange Offer—Procedures for Tendering” and “Form of Notes, Clearing and Settlement.”

Purpose and Effect of this Exchange Offer

General

We sold the original notes to certain initial purchasers in December 2006 under the terms of a purchase agreement we and Telcel reached with them. The initial purchasers resold the original notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and in offshore transactions in reliance on Regulation S under the Securities Act. In connection with the offering of the original notes, we and Telcel also entered into a registration rights agreement with the initial purchasers, which governs our and Telcel’s obligation to file a registration statement with the SEC and commence the exchange offer to exchange the exchange notes for the original notes. The exchange offer is intended to satisfy our and Telcel’s obligations under the registration rights agreement.

The registration rights agreement further provides that if we and Telcel do not complete the exchange offer within a certain period of time or under certain other circumstances, we and Telcel will be obligated to pay additional interest, referred to as special interest, to holders of the original notes. Except as discussed below under “—Resale Registration Statement; Special Interest,” upon the completion of the exchange offer we and Telcel will have no further obligations to register your original notes or pay special interest.

Representations upon Tender of Old Notes

To participate in the exchange offer, you must execute or agree to be bound by the letter of transmittal, through which you will represent to us and Telcel, among other things, that:

•	any exchange notes received by you will be acquired in the ordinary course of business;

•

you do not have any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours or Telcel;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•

if you are a broker-dealer, (i) you will receive exchange notes for your own account in exchange for original notes that were acquired as a result of market-making activities or other trading activities and (ii) you will deliver a prospectus in connection with any resale of those exchange notes to the extent required by applicable law or regulation or SEC pronouncement.

Resale of the Exchange Notes

Based on existing interpretations of the SEC staff with respect to similar transactions, we believe that the exchange notes issued pursuant to this exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by holders thereof without compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	such exchange notes are acquired in the ordinary course of the holder’s business;

•	such holder is not engaged in, has no arrangement with any person to participate in, and does not intend to engage in, any public distribution of the exchange notes;

•	such holder is not our “affiliate,” as defined in Rule 405 of the Securities Act; and

•

if such holder is a broker-dealer that receives exchange notes for its own account in exchange for original notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in any resale of such exchange notes.

Any holder who tenders in this exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus, as it may be amended or supplemented from time to time, may be used for an offer to resell or for other transfer of exchange notes only as specified in this prospectus. Participating broker-dealers may use this prospectus in connection with the resale of exchange notes for a period of up to 120 days from the last date on which the original notes are accepted for exchange. Only broker-dealers that acquired the original notes as a result of market-making activities or other trading activities may participate in this exchange offer. Each participating broker-dealer who receives exchange notes for its own account in exchange for original notes that were acquired by such broker-dealer as a result of market-making or other trading activities will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of exchange notes. The letter of transmittal that accompanies this prospectus states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This exchange offer is not being made to, nor will we accept tenders for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Consequences of Failure to Exchange

Holders of original notes who do not exchange their original notes for exchange notes under this exchange offer will remain subject to the restrictions on transfer applicable in the original notes (i) as set forth in the legend printed on the original notes as a consequence of the issuance of the original notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws and (ii) otherwise as set forth in the offering memorandum distributed in connection with the private offering of the original notes.

Any original notes not tendered by their holders in exchange for exchange notes in this exchange offer will not retain any rights under the registration rights agreement (except in certain limited circumstances).

In general, you may not offer or sell the original notes unless they are registered under the Securities Act or the offer or sale is exempt from the registration requirements of the Securities Act and applicable state securities laws. We do not intend to register resales of the original notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by their holders (other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of business and the holders are not engaged in, have no arrangement with any person to participate in, and do not intend to engage in, any public distribution of the exchange notes to be acquired in this exchange offer. Any holder who tenders in this exchange offer and is engaged in, has an arrangement with any person to participate in, or intends to engage in, any public distribution of the exchange notes (i) may not rely on the applicable interpretations of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all original notes validly tendered and not properly withdrawn prior to 5:00 p.m., New York City time, on the expiration date. The exchange offer will remain open for at least 20 full business days (as required by Exchange Act Rule 14e-1(a)) and will expire at 5:00 p.m., New York City time, on             , 2007, or such later date and time to which we extend it (the “expiration date”). We will issue the exchange notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Holders may tender some or all of their original notes pursuant to the exchange offer. However, original notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The date of acceptance for exchange of the original notes, and completion of the exchange offer, will be the exchange date, which will be the first business day following the expiration date (unless such period is extended as described in this prospectus). The exchange notes issued in connection with this exchange offer will be delivered on the earliest practicable date following the exchange date.

The form and terms of the exchange notes will be substantially the same as the form and terms of the original notes except that (i) the exchange notes will have been registered under the Securities Act and will not bear legends restricting the transfer thereof and (ii) the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, which rights will terminate when the exchange offer is terminated. The exchange notes will evidence the same debt as the original notes and will be entitled to the benefits of the same indenture that governs the original notes.

As of the date of this prospectus, U.S.$500,000,000 principal amount of the original notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of original notes.

We intend to conduct this exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the U.S. Securities Exchange Act of 1934, as amended or, the Exchange Act, and the rules and regulations of the SEC. Original notes that are not tendered for exchange in this exchange offer will remain outstanding and continue to accrue interest and holders of the original notes will be entitled to the rights and benefits of such holders under the indenture.

We shall be deemed to have accepted validly tendered original notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us and delivering the exchange notes to the tendering holders.

Holders who tender original notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in certain circumstances, in connection with the exchange offer. See “—Fees and Expenses.”

If any tendered original notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the original notes, without expense, to the tendering holder promptly after the expiration date.

We have applied to have the exchange notes listed on the Luxembourg Stock Exchange for trading on the Euro MTF market, the alternative market of the Luxembourg Stock Exchange. In connection with the exchange offer:

•

we will give notice to the Luxembourg Stock Exchange and will publish in a Luxembourg newspaper, which is expected to be the d’Wort, the announcement of the beginning of the exchange offer and, following completion of such offer, the results of such offer;

•	we will appoint a Luxembourg exchange agent through which all relevant documents with respect to the exchange offer will be made available; and

•

the Luxembourg exchange agent will be able to perform all agency functions to be performed by any exchange agent, including providing a letter of transmittal and other relevant documents to you, accepting such documents on our behalf, accepting definitive original notes for exchange, and delivering exchange notes to holders entitled thereto.

Expiration Date; Extensions; Amendments; Termination

The term “expiration date” means 5:00 p.m., New York City time, on             , 2007, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” means the latest date and time to which we extend the exchange offer. To extend the expiration date, we will notify the exchange agent of any extension by oral or written notice. We will notify holders of the original notes of any extension by press release or other public announcement.

We reserve the right to amend the terms of the exchange offer in any manner. In addition, if we determine that any of the events set forth under “—Conditions of the Exchange Offer” has occurred, we also reserve the right, in our sole discretion, to:

•	delay acceptance of any original notes;

•

extend the exchange offer and retain all original notes tendered before the expiration date of the exchange offer, subject to the rights of the holders of tendered original notes to withdraw their tendered original notes;

•	terminate the exchange offer and refuse to accept any original notes; or

•	waive the termination event with respect to the exchange offer and accept all properly tendered original notes that have not been withdrawn.

If we do so, we will give oral or written notice of this delay in acceptance, extension, termination or waiver to the exchange agent. If the amendment constitutes a material change to the exchange offer, we will promptly disclose such amendment in a manner reasonably calculated to inform holders of the original notes, including by providing public announcement or giving oral or written notice to such holders. We may extend the exchange offer for a period of time, depending upon the significance of the amendment and the manner of disclosure to the registered holders.

Interest on the Exchange Notes

Each exchange note will bear interest from its date of original issuance. Holders of original notes that are accepted for exchange and exchanged for exchange notes will receive, in cash, accrued interest thereon to, but not including, the original issuance date of the exchange notes. The original notes will bear interest at Three Month Libor (determined as described under “Description of Exchange Notes—General—Determination of Interest Rate”) plus 0.10% through the date next preceding the date of the original issuance of the exchange notes. Such interest will be paid on the first interest payment date for the exchange notes. Interest on the original notes accepted for exchange and exchanged in the exchange offer will cease to accrue on the date next preceding the date of original issuance of the exchange notes. The exchange notes will bear interest (as do the original notes) at a rate of Three Month Libor (determined as described under “Description of Exchange Notes—General—Determination of Interest Rate”) plus 0.10% which interest will be payable quarterly on each March 27, June 27, September 27 and December 27 of each year.

Procedures for Tendering

To participate in the exchange offer, you must properly tender your original notes to the exchange agent as described below. We will only issue exchange notes in exchange for original notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the original notes, and you should follow carefully the instructions on how to tender your original notes. It is your responsibility to properly tender your original notes. We have the right to waive any defects in your tender. However, we are not required to waive any defects, and neither we, nor the exchange agent is required to notify you of defects in your tender.

If you have any questions or need help in exchanging your original notes, please contact the exchange agent at the address or telephone number described below.

All of the original notes were issued in book-entry form, and all of the original notes are currently represented by global certificates registered in the name of Cede & Co., the nominee of DTC. We have confirmed with DTC that the original notes may be tendered using ATOP. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer, and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their original notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender original notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange original notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

Determinations Under the Exchange Offer. We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered original notes and withdrawal of tendered original notes. Our determination will be final and binding. We reserve the absolute right to reject any original notes not properly tendered or any original notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of original notes must be cured within the time period we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of original notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of original notes will not be deemed made until such defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned at no cost by the exchange agent to the tendering holder as soon as practicable following the expiration date of the exchange.

When We Will Issue Exchange Notes. In all cases, we will issue exchange notes for original notes that we have accepted for exchange under the exchange offer only after the exchange agent receives, prior to 5:00 p.m., New York City time, on the expiration date:

•	a book-entry confirmation of such original notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

Return of Outstanding Notes Not Accepted or Exchanged. If we do not accept any tendered original notes for exchange or if original notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged original notes will be returned without expense to their tendering holder. Such unaccepted or non-exchanged original notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Participating broker-dealers. Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where those original notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Guaranteed Delivery Procedures

Holders who wish to tender their original notes and cannot complete the ATOP procedures for electronic tenders before expiration of the exchange offer may tender their original notes if:

•	the tender is made through an eligible guarantor institution (as defined by Rule 17Ad-15 under the Exchange Act);

•

before expiration of the exchange offer, DTC receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery in the form available through the exchange agent, by facsimile transmission, mail or hand delivery, and the exchange agent receives from DTC an agent’s message in lieu of notice of guaranteed delivery:

•	setting forth the name and address of the holder and the principal amount of original notes tendered;

•	stating that the tender offer is being made by guaranteed delivery and confirming that the tender is subject to the terms of the letter of transmittal; and

•

guaranteeing that, within three (3) New York Stock Exchange trading days after expiration of the exchange offer, tender of such original notes will made by book-entry delivery to the exchange agent’s DTC account; and

•

the exchange agent receives book-entry confirmation of the transfer of the tendered original notes to the Exchange Agent’s DTC account within three (3) New York Stock Exchange trading days after expiration of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their original notes according to the guaranteed delivery procedures set forth above.

In addition, we reserve the right in our sole discretion:

•	to purchase or make offers for any original notes that remain outstanding after the expiration date;

•	to terminate the exchange offer as described above under “—Expiration Date; Extensions; Amendments; Termination;” and

•	to purchase original notes in the open market, in privately negotiated transactions or otherwise, to the extent permitted by applicable law.

The terms of any of these purchases or offers may differ from the terms of the exchange offer.

Withdrawal of Tenders

Tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective you must comply with the appropriate ATOP procedures. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn original notes and otherwise comply with the ATOP procedures.

We will determine all questions as to the validity, form, eligibility and time of receipt of a notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any original notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

You may retender properly withdrawn original notes by following the procedures described under “—Procedures for tendering” above at any time on or prior to the expiration date of the exchange offer.

Any original notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the original notes. This return or crediting will take place as soon as practicable after rejection of tender, expiration or termination of the exchange offer.

Conditions of the Exchange Offer

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any original notes not yet accepted for exchange, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of these original notes if:

•

any injunction, order or decree has been issued by any court or by or before any governmental agency with respect to the exchange offer, which, in our sole judgment, might materially impair our ability to proceed with the exchange offer; or

•

any law, statute, rule or regulation is proposed, adopted or enacted, or there shall occur a change in the current interpretations by the staff of the SEC which, in our sole judgment, might materially impair our ability to proceed with the exchange offer in the manner contemplated by the registration rights agreement; or

•	any governmental approval or approval by holders that we in our sole judgment deem necessary for the completion of the exchange offer as detailed in this prospectus has not been obtained.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any original notes tendered, and no exchange notes will be issued in exchange for those original notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent at its address provided below. The Bank of New York, the trustee under the indenture and the supplemental indenture, has been appointed as exchange agent for the exchange offer.

Deliver to:

The Bank of New York

Corporate Trust Operations

101 Barclay Street

New York, New York 10286

Attention: Karen Ferry

Telephone: (212) 815 5550

Facsimile Transmission: (212) 815-5603

Information Agent

D.F. King & Co., Inc. has been appointed as the information agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or the letter of transmittal should be directed to the information agent.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call (Collect): (212) 269-5550

All Others Call (Toll Free): (800) 735-3591

Fees and Expenses

We will bear the expenses of soliciting tenders in the exchange offer. The principal solicitation for tenders in the exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees in person, by facsimile, telegraph, telephone or telecopier.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent and information agent reasonable and customary fees for their services and reimburse them for their reasonable and documented out-of-pocket expenses in connection with these services. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable and documented out-of-pocket expenses they incur in forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the original notes and in handling or forwarding tenders for exchange.

We will pay the expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent, trustee and information agent and accounting and legal fees.

We will pay all transfer taxes, if any, applicable to the exchange of original notes in the exchange offer.

However, if:

•

certificates representing exchange notes (or original notes for principal amounts not tendered or accepted for exchange) are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the original notes tendered,

•	tendered original notes are registered in the name of any person other than the person signing the letter of transmittal, or

•	a transfer tax is imposed for any reason other than the exchange of original notes in the exchange offer,

then the amount of any applicable transfer taxes, whether they are imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of these taxes or exemption from them is not submitted with the letter of transmittal, then the amount of the applicable transfer taxes will be billed directly to the tendering holder.

Resale Registration Statement; Special Interest

Under the registration rights agreement, if we and Telcel determine that the exchange offer is not permitted or may not be completed as soon as practicable after the last date of acceptance for exchange because it would violate any applicable law or applicable interpretations of the staff of the SEC, or because the exchange notes would not, upon receipt, in general be freely transferable by each holder without need for further registration under the Securities Act, we will, in lieu of effecting registration of exchange notes, file a registration statement under the Securities Act relating to a shelf registration of the original notes for resale by holders. We and Telcel will also be required to file a shelf registration statement if the exchange offer is not for any other reason completed by November 30, 2007. We and Telcel must use our reasonable best efforts to keep the shelf registration statement continuously effective until the earlier of the period referred to in Rule 144(k) under the Securities Act or such shorter period ending when all the original notes so registered have been sold.

The registration rights agreement further provides that in the event that on or prior to November 30, 2007 either:

•	the exchange offer is not completed, or

•	subject to certain exceptions, the resale registration statement, if required, is not declared effective by the SEC,

then the per annum interest rate on the original notes affected by such occurrence will increase by adding 0.5% thereto until the exchange offer is completed or the resale registration statement, if required, is declared effective or the Notes become freely tradeable under the Securities Act, at which time the increased interest will cease to accrue.

Under the registration rights agreement, if the resale registration statement is declared effective by the SEC and thereafter, during the period we and Telcel must endeavor to keep the resale registration statement effective, either:

•	the registration statement ceases to be effective for a period of more than 30 days in any 12-month period,

•	the prospectus contained in the resale registration statement ceases to be usable for a period of 30 days in any 12-month period, or

•

we or Telcel give notice suspending use of the prospectus contained in the resale registration statement more than twice in any 365-day period for a period of more than 30 days in the case of either suspension, then the per annum interest rate on the original notes affected by such occurrence will increase by adding 0.5% thereto. Such increased interest will begin to accrue on the thirty-first day of the applicable period and will cease to accrue on the date the resale registration statement has been declared effective again or the prospectus becomes usable again. Notwithstanding the foregoing, if the prospectus contained in the resale registration statement ceases to be usable because audited financial statements are required to be filed with the SEC and incorporated by reference into the resale registration statement in accordance with applicable law, such a suspension will not trigger any increased interest unless its duration exceeds 60 days.

Other

Participation in this exchange offer is voluntary, and you should carefully consider whether to participate. You are urged to consult your financial and tax advisors in making your own decision as to what action to take.

DESCRIPTION OF EXCHANGE NOTES

This section of the prospectus summarizes the material terms of the indenture, the supplemental indenture, and the notes and guarantees. It does not, however, describe all of the terms of the indenture, the supplemental indenture and the notes and guarantees. We refer you to the indenture and the supplemental indenture, which have been filed as exhibits to the registration statement on form F-4. Upon request, we will provide you with copies of the indenture and the supplemental indenture. See “Where You Can Find More Information” for information concerning how to obtain such copies.

In this section and in the sections entitled “The Exchange Offer” and “Form of Notes, Clearing and Settlement,” references to “we,” “us” and “our” are to América Móvil, S.A.B. de C.V. only and do not include our subsidiaries or affiliates. References to “Telcel” or the “guarantor” are to Radiomóvil Dipsa, S.A. de C.V., which is our subsidiary and the guarantor of the notes. References to the “Notes” include both the exchange notes and the original notes. Such references include both the Notes and the guarantees except where otherwise indicated or as the context otherwise requires. References to “holders” mean those who have notes registered in their names on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes issued in book-entry form through The Depository Trust Company, or DTC, or in notes registered in street name. Owners of beneficial interests in the notes should refer to “Form of Notes, Clearing and Settlement.”

General

Indenture and Supplemental Indenture

The exchange notes will be issued as a series of debt securities under an indenture, dated as of March 9, 2004, as amended and supplemented, and a supplemental indenture, dated as of December 27, 2006. Both the indenture and the supplemental indenture are agreements among us, Telcel, as guarantor, and The Bank of New York (as successor to JPMorgan Chase Bank, N.A.), as trustee. The trustee has the following two main roles:

•

First, the trustee can enforce your rights against us if we default in respect of the Notes and Telcel defaults in respect of the guarantees. There are some limitations on the extent to which the trustee acts on your behalf, which we describe under “—Defaults, Remedies and Waiver of Defaults” below.

•	Second, the trustee performs administrative duties for us, such as making interest payments and sending notices to holders of Notes.

Principal and Interest

The aggregate principal amount of the Notes is U.S.$500,000,000. The Notes mature on June 27, 2008.

The Notes bear interest at a floating rate equal to Three-Month LIBOR determined for the relevant interest period plus 0.10% (10 basis points). Interest on the Notes is payable quarterly in arrears on March 27, June 27, September 27 and December 27 of each year, unless any such interest payment date (other than an interest payment date at maturity in respect of principal of the Notes) is not be a business day, in which case the interest payment date will be postponed to the next succeeding business day (except that, if that business day falls in the next succeeding calendar month, the interest payment date will be the immediately preceding business day). We will make payments on the Notes to the holders in whose names the Notes are registered at the close of business on the fifteenth day next preceding the relevant scheduled interest payment date. The interest rates and interest payments on the Notes and related matters will be determined as set forth under “—Determination of Interest Rate” below.

We will pay interest on the Notes on the interest payment dates stated above and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. The calculation agent will compute interest on the Notes on the basis of the actual number of days during the relevant interest period and a 360-day year.

Determination of Interest Rate

As long as any Notes are outstanding, we will maintain a calculation agent for calculating the interest rates on the Notes. We have initially appointed The Bank of New York to serve as the calculation agent.

The calculation agent will reset the rate of interest on the Notes on each interest payment date. The interest rate set for the Notes on a particular interest reset date will remain in effect during the interest period commencing on that interest reset date. Each interest period will be the period from and including an interest reset date to but excluding the next interest reset date or until the maturity date of the Notes, as the case may be.

The calculation agent will determine the interest rate applicable to the Notes on the interest determination date, which will be the second London Banking Day immediately preceding the interest reset date. The interest rate determined on an interest determination date will become effective on and as of the next interest reset date.

“London Banking Day” means a day on which commercial banks are open for dealings in U.S. dollar deposits in the London interbank market.

The calculation agent will determine the applicable LIBOR rate according to the following provisions:

The Three-Month LIBOR rate will be the offered rate for three-month deposits in U.S. dollars beginning on the second London Banking Day after the interest determination date as it appears on page 3750 of Moneyline Telerate (or a replacement or successor page on that service or a successor service for the purpose of displaying the London interbank offered rates of major banks) (“Telerate Page”) at approximately 11:00 a.m. (London time) on the interest determination date.

If the applicable LIBOR rate does not appear on the indicated Telerate Page, or if that Telerate Page is unavailable, on the interest determination date, then the Three-Month LIBOR rate will be the arithmetic mean of the offered rates for three-month deposits in U.S. dollars beginning on the second London Banking Day after the interest determination date as those rates appear on the “LIBO” page of the Reuters Monitor Money Rates Service (or a replacement or successor page or service) (“Reuters Screen LIBO Page”) at approximately 11:00 a.m. (London time) on the interest determination date, but only if at least two offered rates appear on that page.

If both (1) the applicable LIBOR rate does not appear on the indicated Telerate Page, or if that Telerate Page is unavailable, and (2) fewer than two offered rates appear on the Reuters Screen LIBO Page on the interest determination date, then the calculation agent will determine LIBOR as follows:

The calculation agent will select the principal London offices of four major banks in the London interbank market. The calculation agent will then request each bank to provide its offered quotation of its rate of interest for deposits in U.S. dollars with a three-month maturity beginning on the second London Banking Day after the interest determination date to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on the interest determination date. These quotes will be for deposits of at least U.S.$1,000,000 and in a principal amount that is representative of a single transaction in U.S. dollars in the market at that time.

If at least two of these banks provide a quotation, the calculation agent will compute LIBOR as the arithmetic mean of the quotations provided.

If fewer than two of these banks provide a quotation, the calculation agent will request from three major banks in New York City at approximately 11:00 a.m. (New York time) on the interest determination date, quotations of their rates of interest for three-month loans in U.S. dollars to leading European banks, beginning on the second London Banking Day after the interest determination date. These quotes will be for loans of at least U.S.$1,000,000 and in a principal amount that is representative of a single transaction in U.S. dollars in the market at that time. If the calculation agent receives at least two of these quotations, the calculation agent will compute LIBOR as the arithmetic mean of the quotations provided.

If fewer than two of these banks provide a quotation as mentioned, the rate of interest will be the interest rate in effect on the interest determination date.

The interest rate payable on the Notes will not be higher than the maximum rate permitted by New York state law as that law may be modified by U.S. law of general application.

The calculation agent will publish the interest period, the interest payment date, the interest rate for that interest period, and the amount of interest to be paid on the Notes for each interest period in the manner for giving notice to holders of the Notes described below. The calculations of the calculation agent will, in the absence of manifest error, be conclusive for all purposes and binding on the holders of the Notes.

Subsidiary Guarantor

Telcel will irrevocably and unconditionally guarantee the full and punctual payment of principal, interest, additional amounts and any other amounts that may become due and payable by us in respect of the Notes. If we fail to pay any such amount, Telcel will have the obligation to immediately pay the amount that is due and required to be paid.

Ranking of the Notes and the Guarantees

We are a holding company and our principal assets are shares that we hold in our subsidiaries. The Notes are not secured by any of our assets or properties. As a result, by owning the Notes, you will be one of our unsecured creditors. The Notes will not be subordinated to any of our other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against us, the Notes would rank equally in right of payment with all our other unsecured and unsubordinated debt. As of June 30, 2007, we had, on an unconsolidated basis, unsecured and unsubordinated indebtedness and guarantees of subsidiary indebtedness of approximately Ps.85,186 million (U.S.$7,840 million).

Telcel’s guarantees of the Notes are not secured by any of its assets or properties. As a result, if Telcel is required to pay under the guarantees, holders of the Notes would be unsecured creditors of Telcel. The guarantees are not subordinated to any of Telcel’s other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against Telcel, the guarantees would rank equally in right of payment with all of Telcel’s other unsecured and unsubordinated debt.

As of June 30, 2007, Telcel had, on an unconsolidated basis, unsecured and unsubordinated indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps.80,545 million (U.S.$7,413 million). This amount includes approximately Ps.3,532 million of payment obligations under lease contracts entered into in connection with sale and leaseback transactions with respect to a portion of Telcel’s telephone plant. A creditor of Telcel, including a holder of the Notes, which are guaranteed by Telcel, may face limitations under Mexican law in attempting to enforce a claim against Telcel’s assets to the extent those assets are used in providing public service under Telcel’s concessions.

As of June 30, 2007, our operating subsidiaries other than Telcel had indebtedness of Ps.12,040 million (U.S.$1,108 million). This indebtedness of our subsidiaries other than Telcel will be effectively senior to the Notes.

The indenture and the Notes do not restrict our ability or the ability of Telcel or our other subsidiaries to incur additional unsecured indebtedness in the future.

Stated Maturity and Maturity

The day on which the principal amount of the Notes is scheduled to become due is called the “stated maturity” of the principal. The principal may become due before the stated maturity by reason of redemption or acceleration after a default. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the “maturity” of the principal. We sometimes use the term “maturity date” to refer to this day.

We also use the terms “stated maturity” and “maturity” to refer to the dates when interest payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of the Notes without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

Form and Denominations

The Notes will be issued only in registered form without coupons and in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Except in limited circumstances, the Notes will be issued in the form of global notes. See “Form of Notes, Clearing and Settlement.”

Further Issues

We reserve the right, from time to time without the consent of holders of the Notes, to issue additional notes on the same terms and conditions as the Notes (except for issue date, issue price and the date from which interest shall accrue and, if applicable, first be paid) which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Notes.

Payment of Additional Amounts

We are required by Mexican law to deduct Mexican withholding taxes from payments of interest to holders of the Notes who are not residents of Mexico for tax purposes as described under “Taxation—Mexican Tax Considerations.”

We will pay to holders of the Notes that are non-residents of Mexico all additional amounts that may be necessary so that every net payment of interest or principal to the holder will not be less than the amount provided for in the Notes. By net payment, we mean the amount that we or our paying agent will pay the holder after deducting or withholding an amount for or on account of any present or future taxes, duties, assessments or other governmental charges imposed with respect to that payment by a Mexican taxing authority.

Our obligation to pay additional amounts is, however, subject to several important exceptions. We will not pay additional amounts to any holder for or on account of any of the following:

•

any taxes, duties, assessments or other governmental charges imposed solely because at any time there is or was a connection between the holder and Mexico (other than the mere receipt of a payment or the ownership or holding of a Note);

•	any estate, inheritance, gift or other similar tax, assessment or other governmental charge imposed with respect to the Notes;

•

any taxes, duties, assessments or other governmental charges imposed solely because the holder or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Mexico of the holder or any beneficial owner of the Note if compliance is required by law, regulation or by an applicable income tax treaty to which Mexico is a party, as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and we have given the holders at least 30 days’ notice prior to the first payment date with respect to which such certification, identification or reporting requirement is required to the effect that holders will be required to provide such information and identification;

•	any tax, duty, assessment or other governmental charge payable otherwise than by deduction or withholding from payments on the Notes;

•

any taxes, duties, assessments or other governmental charges with respect to any Note presented for payment more than 15 days after the date on which the payment became due and payable or the date on which payment thereof is duly provided for and notice thereof given to holders, whichever occurs later, except to the extent that the holders of such Note would have been entitled to such additional amounts on presenting such Note for payment on any date during such 15-day period;

•

any payment on any Note to a holder that is a fiduciary or partnership or a person other than the sole beneficial owner of any such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of the payment would not have been entitled to the additional amounts had the beneficiary, settlor, member or beneficial owner been the holder of the Note; and

•

any tax, duty, assessment or governmental charge imposed on a payment to an individual and required to be made pursuant to any law implementing or complying with, or introduced in order to conform to, any European Union Directive on the taxation of savings.

The limitations on our obligations to pay additional amounts described in the third bullet point above will not apply if the provision of information, documentation or other evidence described in the applicable bullet point would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a Note, taking into account any relevant differences between U.S. and Mexican law, regulation or administrative practice, than comparable information or other reporting requirements imposed under U.S. tax law (including the United States/Mexico Income Tax Treaty), regulations (including proposed regulations) and administrative practice.

Applicable Mexican regulations currently allow us to withhold at a reduced rate, provided that we comply with certain information reporting requirements. Accordingly, the limitations on our obligations to pay additional amounts described in the third bullet point above also will not apply unless (a) the provision of the information, documentation or other evidence described in the applicable bullet point is expressly required by the applicable Mexican regulations, (b) we cannot obtain the information, documentation or other evidence necessary to comply with the applicable Mexican regulations on our own through reasonable diligence, and (c) we otherwise would meet the requirements for application of the applicable Mexican regulations.

In addition, the third bullet point above does not require that any person, including any non-Mexican pension fund, retirement fund or financial institution, register with the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or “SHCP”) to establish eligibility for an exemption from, or a reduction of, Mexican withholding tax.

We will remit the full amount of any Mexican taxes withheld to the applicable Mexican taxing authorities in accordance with applicable law. We will also provide the trustee with documentation satisfactory to the trustee evidencing the payment of Mexican taxes in respect of which we have paid any additional amount. We will provide copies of such documentation to the holders of the Notes or the relevant paying agent upon request.

Any reference in this prospectus, the indenture, the supplemental indenture or the Notes or guarantees to principal, interest or any other amount payable in respect of the Notes by us will be deemed also to refer to any additional amount that may be payable with respect to that amount under the obligations referred to in this subsection.

In the event that additional amounts actually paid with respect to the Notes pursuant to the preceding paragraphs are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the holder of such Notes, and as a result thereof such holder is entitled to make a claim for a refund or credit of such excess from the authority imposing such withholding tax, then such holder shall, by accepting such Notes, be deemed to have assigned and transferred all right, title and interest to any such claim for a refund or credit of such excess to us. However, by making such assignment, the holder makes no representation or warranty that we will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto.

Redemption

We will not be permitted to redeem the Notes before their stated maturity, except for taxation reasons as set forth below. The Notes will not be entitled to the benefit of any sinking fund—meaning that we will not deposit money on a regular basis into any separate account to repay your Notes. In addition, you will not be entitled to require us to repurchase your Notes from you before the stated maturity.

Redemption for Taxation Reasons

If, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of Mexico or any political subdivision or taxing authority thereof or therein affecting taxation, or any amendment to or change in an official interpretation or application of such laws, rules or regulations, which amendment to or change of such laws, rules or regulations becomes effective on or after the date of this prospectus, we would be obligated, after taking such measures as we may consider reasonable to avoid this requirement, to pay additional amounts in excess of those attributable to a Mexican withholding tax rate of 4.9% with respect to the Notes (see “—Payment of Additional Amounts” and “Taxation—Mexican Tax Considerations”), then, at our option, all, but not less than all, of the Notes may be redeemed at any time on giving not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest and any additional amounts due thereon up to but not including the date of redemption; provided, however, that (1) no notice of redemption for tax reasons may be given earlier than 90 days prior to the earliest date on which we would be obligated to pay these additional amounts if a payment on the Notes were then due and (2) at the time such notice of redemption is given such obligation to pay such additional amounts remains in effect.

Prior to the publication of any notice of redemption for taxation reasons, we will deliver to the trustee:

•

a certificate signed by one of our duly authorized representatives stating that we are entitled to effect the redemption and setting forth a statement of facts showing that the conditions precedent to our right of redemption for taxation reasons have occurred; and

•

an opinion of Mexican legal counsel (which may be our counsel) of recognized standing to the effect that we have or will become obligated to pay such additional amounts as a result of such change or amendment.

This notice, after it is delivered by us to the trustee, will be irrevocable.

Merger, Consolidation or Sale of Assets

We may not consolidate with or merge into any other person or, directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of our assets and properties and may not permit any person to consolidate with or merge into us, unless all of the following conditions are met:

•

if we are not the successor person in the transaction, the successor is organized and validly existing under the laws of Mexico or the United States or any political subdivision thereof and expressly assumes our obligations under the Notes, the indenture and the supplemental indenture;

•

immediately after the transaction, no default under the Notes has occurred and is continuing. For this purpose, “default under the Notes” means an event of default or an event that would be an event of default with respect to the Notes if the requirements for giving us default notice and for our default having to continue for a specific period of time were disregarded. See “—Defaults, Remedies and Waiver of Defaults”; and

•	we have delivered to the trustee an officers’ certificate and opinion of counsel, each stating, among other things, that the transaction complies with the indenture.

If the conditions described above are satisfied, we will not have to obtain the approval of the holders of the Notes in order to merge or consolidate or to sell or otherwise dispose of our properties and assets substantially as an entirety. In addition, these conditions will apply only if we wish to merge into or consolidate with another person or sell or otherwise dispose of all or substantially all of our assets and properties. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another person, any transaction that involves a change of control of our company, but in which we do not merge or consolidate and any transaction in which we sell or otherwise dispose of less than substantially all our assets.

Telcel may not consolidate with or merge into any other person or, directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of its assets and properties and may not permit any person to consolidate with or merge into it, unless substantially the same conditions set forth above are satisfied with respect to Telcel.

Covenants

The following covenants will apply to us and certain of our subsidiaries for so long as any Note remains outstanding. These covenants restrict our ability and the ability of certain of our subsidiaries to enter into certain transactions. However, these covenants do not limit our ability to incur indebtedness or require us to comply with financial ratios or to maintain specified levels of net worth or liquidity.

Limitation on Liens

We may not, and we may not allow any of our restricted subsidiaries to, create, incur, issue or assume any liens on our restricted property to secure debt where the debt secured by such liens, plus the aggregate amount of our attributable debt and that of our restricted subsidiaries in respect of sale and leaseback transactions, would exceed an amount equal to an aggregate of 15% of our Consolidated Net Tangible Assets unless we secure the Notes equally with, or prior to, the debt secured by such liens. This restriction will not, however, apply to the following:

•	liens on restricted property acquired and existing on the date the property was acquired or arising after such acquisition pursuant to contractual commitments entered into prior to such acquisition;

•

liens on any restricted property securing debt incurred or assumed for the purpose of financing its purchase price or the cost of its construction, improvement or repair, provided that such lien attaches to the restricted property within 12 months of its acquisition or the completion of its construction, improvement or repair and does not attach to any other restricted property;

•

liens existing on any restricted property of any restricted subsidiary prior to the time that the restricted subsidiary became a subsidiary of ours or liens arising after that time under contractual commitments entered into prior to and not in contemplation of that event;

•	liens on any restricted property securing debt owed by a subsidiary of ours to us or to another of our subsidiaries; and

•

liens arising out of the refinancing, extension, renewal or refunding of any debt described above, provided that the aggregate principal amount of such debt is not increased and such lien does not extend to any additional restricted property.

“Consolidated Net Tangible Assets” means total consolidated assets less (1) all current liabilities, (2) all goodwill, (3) all trade names, trademarks, patents and other intellectual property assets and (4) all licenses, each as set forth on our most recent consolidated balance sheet and computed in accordance with Mexican FRS.

“Restricted property” means (1) any exchange and transmission equipment, switches, cellular base stations, microcells, local links, repeaters and related facilities, whether owned as of the date of the indenture or acquired after that date, used in connection with the provision of telecommunications services in Mexico, including any land, buildings, structures and other equipment or fixtures that constitute any such facility, owned by us or our restricted subsidiaries and (2) any share of capital stock of any restricted subsidiary.

“Restricted subsidiaries” means our subsidiaries that own restricted property.

Limitation on Sales and Leasebacks

We may not, and we may not allow any of our restricted subsidiaries to, enter into any sale and leaseback transaction without effectively providing that the Notes will be secured equally and ratably with or prior to the sale and leaseback transaction, unless:

•

the aggregate principal amount of all debt then outstanding that is secured by any lien on any restricted property that does not ratably secure the Notes (excluding any secured indebtedness permitted under “—Limitation on Liens” above) plus the aggregate amount of our attributable debt and the attributable debt of our restricted subsidiaries in respect of sale and leaseback transactions then outstanding (other than any sale and leaseback transaction permitted under the following bullet point) would not exceed an amount equal to 15% of our Consolidated Net Tangible Assets; or

•

we or one of our restricted subsidiaries, within 12 months of the sale and leaseback transaction, retire an amount of our secured debt which is not subordinate to the Notes in an amount equal to the greater of (1) the net proceeds of the sale or transfer of the property or other assets that are the subject of the sale and leaseback transaction and (2) the fair market value of the restricted property leased.

Notwithstanding the foregoing, the indenture provides that we and/or our restricted subsidiaries were permitted to enter into sale and leaseback transactions during 2004 in respect of which attributable debt is not in excess of U.S.$300 million in the aggregate, and additional sale and leaseback transactions that solely refinance, extend, renew or refund such sale and leaseback transactions, and (a) the restriction described in the preceding paragraph shall not apply to such sale and leaseback transactions and (b) such transactions shall be excluded in determining the aggregate amount of our attributable debt and the attributable debt of our restricted subsidiaries for purposes of the preceding paragraph and also for purposes of the covenant described under “—Limitation on Liens” above.

“Sale and leaseback transaction” means an arrangement between us or one of our restricted subsidiaries and a bank, insurance company or other lender or investor where we or our restricted subsidiary leases a restricted property for an initial term of three years or more that was or will be sold by us or our restricted subsidiary to that lender or investor for a sale price of U.S.$1 million or its equivalent or more.

“Attributable debt” means, with respect to any sale and leaseback transaction, the lesser of (1) the fair market value of the asset subject to the sale and leaseback transaction and (2) the present value, discounted at a rate set forth in the indenture, of the obligations of the lessee for net rental payments (excluding amounts on account of maintenance and repairs, insurance, taxes, assessments and similar charges and contingent rents) during the term of the lease.

Limitation on Sale of Capital Stock of Telcel

We may not, and we may not allow any of our subsidiaries to, sell, transfer or otherwise dispose of any shares of capital stock of Telcel if following such sale, transfer or disposition we would own, directly or indirectly, less than (1) 50% of the voting power of all of the shares of capital stock of Telcel and (2) 50% of all of the shares of capital stock of Telcel.

Provision of Information

We will furnish the trustee with copies of our annual report and the information, documents and other reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, including our annual reports on Form 20-F and reports on Form 6-K, within 15 days after we file them with the SEC. In addition, we will make the same information, documents and other reports available, at our expense, to holders who so request in writing. In the event that, in the future, we are not required to file such information, documents or other reports pursuant to Section 13 or 15(d) of the Securities Exchange Act, we will furnish on a reasonably prompt basis to the trustee and holders who so request in writing, substantially the same financial and other information that we would be required to include and file in an annual report on Form 20-F and reports on Form 6-K.

If any of our officers becomes aware that a default or event of default or an event that with notice or the lapse of time would be an event of default has occurred and is continuing, as the case may be, we will also file a certificate with the trustee describing the details thereof and the action we are taking or propose to take.

If we are not subject to the reporting requirements of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 at any time when the Notes are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, we will furnish to any holder of Notes, or to any prospective purchaser designated by such holder, financial and other information described in Rule 144A(d)(4) with respect to us or Telcel to the extent required to permit such holder to comply with Rule 144A in connection with any resale of Notes held by such holder.

For so long as any Notes are admitted to listing on the Official List of the Luxembourg Stock Exchange and trading on the Euro MTF market, we will notify the Luxembourg Stock Exchange of the event of default and, prior to publication of notice of the event of default in Luxembourg, submit a draft of the notice to the Luxembourg Stock Exchange.

Defaults, Remedies and Waiver of Defaults

You will have special rights if an event of default with respect to the Notes that you hold occurs and is not cured, as described below.

Events of Default

Each of the following will be an “event of default” with respect to the Notes:

•	we or Telcel fail to pay the principal of the Notes on its due date;

•	we or Telcel fail to pay interest on the Notes within 30 days after its due date;

•

we or Telcel remain in breach of any covenant in the indenture for the benefit of holders of the Notes, for 60 days after we receive a notice of default (sent by the trustee or the holders of not less than 25% in principal amount of the Notes) stating that we are in breach;

•	we or Telcel file for bankruptcy, or other events of bankruptcy, insolvency or reorganization or similar proceedings occur relating to us or Telcel;

•

we or Telcel experience a default or event of default under any instrument relating to debt having an aggregate principal amount exceeding U.S.$25 million (or its equivalent in other currencies) that constitutes a failure to pay principal or interest when due or results in the acceleration of the debt prior to its maturity;

•

a final judgment is rendered against us or Telcel in an aggregate amount in excess of U.S.$25 million (or its equivalent in other currencies) that is not discharged or bonded in full within 30 days; or

•

any guarantee of the Notes is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or Telcel, or any person acting on behalf of Telcel, denies or disaffirms its obligations under the guarantees of the Notes.

Remedies Upon Event of Default

If an event of default occurs and is not cured or waived, the trustee, at the written request of holders of not less than 25% in principal amount of the Notes, may declare the entire principal amount of the Notes to be due and payable immediately, and upon any such declaration the principal, any accrued interest and any additional amounts shall become due and payable. If, however, an event of default occurs because of a bankruptcy, insolvency or reorganization relating to us or Telcel, the entire principal amount of the Notes and any accrued interest and any additional amounts will be automatically accelerated, without any action by the trustee or any holder and any principal, interest or additional amounts will become immediately due and payable.

Each of the situations described above is called an acceleration of the maturity of the Notes. If the maturity of the Notes is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in aggregate principal amount of the Notes may cancel the acceleration for the Notes, provided that all amounts then due (other than amounts due solely because of such acceleration) have been paid and all other defaults with respect to the Notes have been cured or waived.

If any event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use under the circumstances in conducting his or her own affairs.

Except as described in the prior paragraph, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection, known as an indemnity, from expenses and liability. If the trustee receives an indemnity that is reasonably satisfactory to it, the holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture with respect to the Notes.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Notes, the following must occur:

•	you must give the trustee written notice that an event of default has occurred and the event of default has not been cured or waived;

•

the holders of not less than 25% in principal amount of the Notes must make a written request that the trustee take action with respect to the Notes because of the default and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after the above steps have been taken; and

•

during those 60 days, the holders of a majority in principal amount of the Notes must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the Notes.

You will be entitled, however, at any time to bring a lawsuit for the payment of money due on any Note held by you on or after its due date.

Book-entry and other indirect holders should consult their bank or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity.

Waiver of Default

The holders of not less than a majority in principal amount of the Notes may waive a past default for the Notes. If this happens, the default will be treated as if it had been cured. No one can waive a payment default on any Note, however, without the approval of the particular holder of that Note.

Modification and Waiver

There are three types of changes we can make to the indenture, the supplemental indenture, and the Notes and guarantees of the Notes.

Changes Requiring Each Holder’s Approval

The following changes cannot be made without the approval of each holder of the Notes:

•	a change in the stated maturity of any principal or interest payment on the Notes;

•	a reduction in the principal amount, the interest rate or the redemption price for the Notes;

•	a change in the obligation to pay additional amounts;

•	a change in the currency of any payment on the Notes;

•	a change in the place of any payment on the Notes;

•	an impairment of the holder’s right to sue for payment of any amount due on its Notes;

•	a change in the terms and conditions of the obligations of the guarantor under the guarantees to make due and punctual payment of the principal, premium, if any, or interest in respect of the Notes;

•	a reduction in the percentage in principal amount of the Notes needed to change the indenture, the supplemental indenture or the Notes or guarantees of the Notes; and

•	a reduction in the percentage in principal amount of the Notes needed to waive our compliance with the indenture or the supplemental indenture or to waive defaults.

Changes Not Requiring Approval

Some changes will not require the approval of holders of Notes. These changes are limited to clarifications and changes that would not adversely affect the Notes in any material respect.

Changes Requiring Majority Approval

Any other change to the indenture, the supplemental indenture, or the Notes or the guarantees will be required to be approved by the holders of a majority in principal amount of the Notes. The required approval must be given by written consent.

The same majority approval will be required for us to obtain a waiver of any of our covenants in the indenture and the supplemental indenture. Our covenants include the promises we make about merging and creating liens on our interests, which we describe above under “—Mergers and Similar Transactions” and

“—Certain Covenants.” If the holders approve a waiver of a covenant, we will not have to comply with it. The holders, however, cannot approve a waiver of any provision in the Notes or guarantees of the Notes, the indenture or the supplemental indenture, as it affects any Note, that we cannot change without the approval of the holder of that Note as described under in “—Changes Requiring Each Holder’s Approval” above, unless that holder approves the waiver.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the Notes or request a waiver.

Defeasance

We may, at our option, elect to terminate (1) all of our or Telcel’s obligations with respect to the Notes and the related guarantees (“legal defeasance”), except for certain obligations, including those regarding any trust established for defeasance and obligations relating to the transfer and exchange of the Notes, the replacement of mutilated, destroyed, lost or stolen Notes and the maintenance of agencies with respect to the Notes or (2) our or Telcel’s obligations under the covenants in the indenture, so that any failure to comply with such obligations will not constitute an event of default (“covenant defeasance”). In order to exercise either legal defeasance or covenant defeasance, we must irrevocably deposit with the trustee money or U.S. government obligations, or any combination thereof, in such amounts as will be sufficient to pay the principal, premium, if any, and interest (including additional amounts) in respect of the Notes then outstanding on the maturity date of the Notes, and comply with certain other conditions, including, without limitation, the delivery of opinions of counsel as to specified tax and other matters.

If we elect either legal defeasance or covenant defeasance with respect to the Notes, we must so elect it with respect to all of the Notes.

Special Rules for Actions by Holders

When holders take any action under the indenture or the supplemental indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction, we will apply the following rules.

Only Outstanding Notes are Eligible for Action by Holders

Only holders of outstanding Notes will be eligible to vote or participate in any action by holders of Notes. In addition, we will count only outstanding Notes in determining whether the various percentage requirements for voting or taking action have been met. For these purposes, a Note will not be “outstanding” if it has been surrendered for cancellation or if we have deposited or set aside, in trust for its holder, money for its payment or redemption.

Determining Record Dates for Action by Holders

We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under the indenture or the supplemental indenture. In some limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global Notes may be set in accordance with procedures established by the depositary from time to time.

Payment Provisions

Payments on the Notes

For interest due on the interest payment dates, we will pay the interest to the holder in whose name the Note is registered at the close of business on the fifteenth day next preceding the relevant scheduled interest payment date. For interest due at maturity but on a day that is not an interest payment date, we will pay the interest to the person or entity entitled to receive the principal of the Note. For principal due on the Notes at maturity, we will pay the amount to the holders of the Notes against surrender of the Notes at the proper place of payment.

For the purpose of determining the holder at the close of business on fifteenth day next preceding the relevant scheduled interest payment date when business is not being conducted, the close of business will mean 5:00 p.m. (New York City time) on that day.

Payments on Global Notes

For Notes issued in global form, we will make payments on the Notes in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in a global note. An indirect holder’s right to receive those payments will be governed by the rules and practices of the depositary and its participants.

Payments on Certificated Notes

For Notes issued in certificated form, we will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at the holder’s address shown on the trustee’s records as of the close of business on the fifteenth day next preceding the relevant scheduled interest payment date and we will make all other payments by check to the paying agent described below, against surrender of the Note. All payments by check may be made in next-day funds, that is, funds that become available on the day after the check is cashed. If we issue Notes in certificated form, holders of Notes in certificated form will be able to receive payments of principal and interest on their Notes at the office of our paying agent maintained in New York City and, if the Notes are then admitted to listing on the Official List of the Luxembourg Stock Exchange and trading on the Euro MTF market, at the office of our paying agent in Luxembourg. The rules of the Luxembourg Stock Exchange currently require cash or checks to be mailed to the addresses communicated by holders against the surrender of Notes at the office of the paying agent in Luxembourg, if not surrendered at the office of another paying agent.

Alternatively, if a holder holds a face amount of the Notes of at least U.S.$5,000,000 and the holder asks us to do so, we will pay any amount that becomes due on such Notes by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request wire payment, the holder must give the paying agent appropriate wire transfer instructions at least 10 business days before the requested wire payment is due. In the case of interest payments due on interest payment dates, the instructions must be given by the person or entity who is the holder on the relevant regular record date. In the case of any other payment, payment will be made only after the Notes are surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Payment When Offices Are Closed

If any interest payment date for the Notes would otherwise be a day that is not a business day, then the interest payment date will be postponed to the following date which is a business day, unless that business day falls in the next succeeding calendar month, in which case the interest payment date will be the immediately preceding business day. If the maturity date in respect of the principal of the Notes (or the date of a tax redemption, if earlier than the stated maturity date in respect of the principal of the notes) falls on a day which is not a business day, then we will make the required payment of principal and interest on the following day which is a business day, as if it were made on the date the payment was due, and interest will not accrue as a result of this delayed payment.

“Business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City or Mexico City generally are authorized or obligated by law, regulation or executive order to close. In the case of notes in certificated form, the term “business day” also means a day on which banking institutions generally are open for business in the location of each office of a paying agent, but only with respect to a payment to be made at the office of such paying agent, and each office of a transfer agent, but only with respect to any actions to occur at that office.

Paying Agents

If we issue Notes in certificated form, we may appoint one or more financial institutions to act as our paying agents, at whose designated offices the Notes may be surrendered for payment at their maturity. We may add, replace or terminate paying agents from time to time, provided that if any Notes are issued in certificated form, so long as such Notes are outstanding, we will maintain a paying agent in New York City. In addition, we will, for so long as any Notes are admitted to listing on the Official List of the Luxembourg Stock Exchange and trading on the Euro MTF market, maintain a paying agent in Luxembourg. Initially, we have appointed the trustee, at its corporate trust office in New York City, as our principal paying agent, and The Bank of New York (Luxembourg) S.A. as our paying agent in Luxembourg. We may also choose to act as our own paying agent. We must notify you of changes in the paying agents as described under “—Notices” below.

Unclaimed Payments

All money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Transfer Agents

We may appoint one or more transfer agents, at whose designated offices any Notes in certificated form may be transferred or exchanged and also surrendered before payment is made at maturity. We will maintain a transfer agent in Luxembourg, for so long as any Notes are admitted to listing on the Official List of the Luxembourg Stock Exchange and trading on the Euro MTF market. Initially, we have appointed the trustee, at its corporate office in New York City, and The Bank of New York (Luxembourg) S.A. as transfer agents. We may also choose to act as our own transfer agent. We must notify you of changes in the transfer agents as described under “—Notices.” If we issue Notes in certificated form, holders of Notes in certificated form will be able to transfer their Notes, in whole or in part, by surrendering the Notes, with a duly completed form of transfer, for registration of transfer at the office of our transfer agent in New York City, The Bank of New York, and, if the Notes are then admitted to listing on the Official List of the Luxembourg Stock Exchange and trading on the Euro MTF market, at the office of our transfer agent in Luxembourg, The Bank of New York (Luxembourg) S.A. We will not charge any fee for the registration or transfer or exchange, except that we may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

Notices

As long as we issue Notes in global form, notices to be given to holders will be given to DTC, in accordance with its applicable policies as in effect from time to time. If we issue Notes in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. For so long as any Notes are admitted to listing on the Official List of the Luxembourg Stock Exchange and trading on the Euro MTF market, in accordance with the rules and regulations of the Luxembourg Stock Exchange, we or the calculation agent, as applicable, will also publish all notices to the holders in a newspaper with general circulation in Luxembourg, which is expected to be d’Wort.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Governing Law

The indenture, the supplemental indenture and the Notes and guarantees will be governed by, and construed in accordance with, the laws of the State of New York, United States of America.

Submission to Jurisdiction

In connection with any legal action or proceeding arising out of or relating to the Notes, the guarantees or the indenture or the supplemental indenture (subject to the exceptions described below), each of we and the guarantor has agreed:

•	to submit to the jurisdiction of any New York state or U.S. federal court sitting in New York City, and any appellate court thereof;

•

that all claims in respect of such legal action or proceeding may be heard and determined in such New York state or U.S. federal court and will waive, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding and any right of jurisdiction in such action or proceeding on account of the place of residence or domicile of we or the guarantor; and

•	to appoint CT Corporation System, with an office at 111 Eighth Avenue, New York, New York 10011, United States of America as process agent.

The process agent will receive, on behalf of each of us and the guarantor, service of copies of the summons and complaint and any other process which may be served in any such legal action or proceeding brought in such New York state or U.S. federal court sitting in New York City. Service may be made by mailing or delivering a copy of such process to us or the guarantor, as the case may be, at the address specified above for the process agent.

A final judgment in any of the above legal actions or proceedings will be conclusive and may be enforced in other jurisdictions, in each case, to the extent permitted under the applicable laws of such jurisdiction.

In addition to the foregoing, the holders may serve legal process in any other manner permitted by applicable law. The above provisions do not limit the right of any holder to bring any action or proceeding against either us or the guarantor or our or its properties in other courts where jurisdiction is independently established.

To the extent that either we or the guarantor has or hereafter may acquire or have attributed to us or it any sovereign or other immunity under any law, each of us and the guarantor has agreed to waive, to the fullest extent permitted by law, such immunity in respect of any claims or actions regarding our or its obligations under the Notes or the guarantees, respectively.

Currency Indemnity

Our obligations and the obligations of the guarantor under the Notes and the guarantees, respectively, will be discharged only to the extent that the relevant holder is able to purchase U.S. dollars with any other currency paid to that holder in accordance with any judgment or otherwise. If the holder cannot purchase U.S. dollars in the amount originally to be paid, we and the guarantor have agreed to pay the difference. The holder, however, agrees that, if the amount of U.S. dollars purchased exceeds the amount originally to be paid to such holder, the holder will reimburse the excess to us or the guarantor, as the case may be. The holder will not be obligated to make this reimbursement if we or the guarantor are in default of our or its obligations under the Notes or the guarantees.

Our Relationship with the Trustee

The Bank of New York (as successor to JPMorgan Chase Bank, N.A.) is initially serving as the trustee for the Notes. The Bank of New York may have other business relationships with us from time to time.

FORM OF NOTES, CLEARING AND SETTLEMENT

Global Notes

The exchange notes will be issued in the form of registered notes in global form, without interest coupons (referred to as Global Notes). Upon issuance, each Global Note will be deposited with the Trustee as custodian for The Depository Trust Company (DTC) and registered in the name of Cede & Co., as nominee of DTC. Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC (DTC participants) or persons who hold interests through DTC participants. We expect that under procedures established by DTC ownership of beneficial interests in each Global Note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the Global Note). Beneficial interests in a Global Note may be credited within DTC to Euroclear Bank S.A./N.V. (Euroclear) and Clearstream, Luxembourg Banking, société anonyme (Clearstream, Luxembourg) on behalf of the owners of such interests.

Investors may hold their interests in a Global Note directly through DTC, Euroclear or Clearstream, Luxembourg, if they are participants in those systems, or indirectly through organizations that are participants in those systems. Beneficial interests in a Global Note may not be exchanged for Notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

Interests in a Global Note will be subject to the operations and procedures of DTC, Euroclear and Clearstream, Luxembourg. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised that it is:

•	a limited purpose trust company organized under the New York State Banking Law;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the U.S. Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporations; and certain other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC. So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee will be considered the sole owner or holder of the exchange notes represented by the Global Note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Note:

•	will not be entitled to have Notes represented by the Global Note registered in their names;

•	will not receive or be entitled to receive physical, certificated Notes; and

•

will not be considered the registered owners or holders of the Notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

As a result, each investor who owns a beneficial interest in a Global Note must rely on the procedures of DTC to exercise any rights of a holder of exchange notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium, if any, and interest with respect to the Notes represented by a Global Note will be made by the Trustee to DTC’s nominee as the registered holder of the Global Note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a Global Note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary practices and will be the responsibility of those participants or indirect participants and not of DTC, its nominee or us.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream, Luxembourg will be effected in the ordinary way under the rules and operating procedures of those systems. Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream, Luxembourg. To deliver or receive an interest in a Global Note held in a Euroclear or Clearstream, Luxembourg account, an investor must send transfer instructions to Euroclear or Clearstream, Luxembourg, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, Luxembourg, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream, Luxembourg participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream, Luxembourg.

Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant that purchases an interest in a Global Note from a DTC participant will be credited on the business day for Euroclear or Clearstream, Luxembourg immediately following the DTC settlement date. Cash received in Euroclear or Clearstream, Luxembourg from the sale of an interest in a Global Note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account as of the business day for Euroclear or Clearstream, Luxembourg following the DTC settlement date.

DTC, Euroclear and Clearstream, Luxembourg have agreed to the above procedures to facilitate transfers of interests in a Global Note among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

Beneficial interests in a Global Note may not be exchanged for exchange notes in physical, certificated form unless:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the Global Note and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated Notes; or

•	certain other events provided in the indenture should occur, including the occurrence and continuance of an event of default with respect to the Notes.

In all cases, certificated Notes delivered in exchange for a Global Note will be registered in the names, and issued in any approved denominations, requested by the depository. For information concerning paying agents and transfer agents for any Notes in certificated form, see “Description of Notes—Payment Provisions—Paying Agents” and “—Transfer Agents.”

TAXATION

The following summary of certain Mexican federal and U.S. federal income tax considerations is based on the advice of Galicia y Robles, S.C., with respect to Mexican federal taxes, and on the advice of Cleary Gottlieb Steen & Hamilton LLP, New York, New York, with respect to U.S. federal income taxes. This summary contains a description of the principal Mexican federal and U.S. federal income tax consequences of the exchange offer and the ownership and disposition of the exchange notes, but does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to participate in the exchange offer. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Mexico.

This summary is based on the tax laws of Mexico and the United States as in effect on the date of this registration statement (including the tax treaty described below), as well as on rules and regulations of Mexico and regulations, rulings and decisions of the United States available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Holders of original notes considering an exchange of original notes for exchange notes should consult their own tax advisers as to the Mexican, United States or other tax consequences of the ownership and disposition of the exchange notes and the exchange of original notes for exchange notes, including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and rules and regulations thereunder, as currently in effect, of the purchase, ownership and disposition of the exchange notes and the exchange of original notes for exchange notes by a holder that is not a resident of Mexico and that will not hold exchange notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “foreign holder”).

For purposes of Mexican taxation, tax residency is a highly technical definition that involves the application of a number of factors. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it has established in Mexico its principal place of business management or its effective seat of business management. However, any determination of residence should take into account the particular situation of each person or legal entity.

Exchange of Old Notes for Exchange Notes

The exchange of original notes for exchange notes gives rise to no tax implications in Mexico.

U.S./Mexico and Other Tax Treaties

The United States and Mexico have entered into a Convention for the Avoidance of Double Taxation (collectively, with subsequent Protocols thereto, referred to as the “tax treaty”). Provisions of the tax treaty that may affect the taxation of certain United States holders are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which payments of interest on the exchange notes may be subject. Prospective participants in the exchange offer should consult their own tax advisors as to the tax consequences, if any, of such treaties.

Payments of Interest, Principal and Premium, in Respect of the Exchange Notes

Under the Mexican Income Tax Law, payments of interest we make in respect of the exchange notes (including payments of principal in excess of the issue price of such notes, which, under Mexican law, are deemed to be interest) to a foreign holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (1) the exchange notes are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation, which is in effect, (2) the documents evidencing this offer to exchange and the exchange notes are notified to the CNBV, pursuant to the Mexican Securities Market Law, and (3) the information requirements specified by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or the “SHCP”) under its general rules are satisfied. In case such requirements are not met, the applicable withholding tax rate will be 10%. We believe that because the conditions described in (1) through (3) above will be satisfied, except as described below, the applicable withholding tax rate will be 4.9% and we expect to withhold tax at such rate.

Under general regulations published in the Official Gazette of the Federation (Diario Oficial de la Federación), which regulations are subject to amendment, supplement or repeal, the information requirements which must be satisfied, according to the SHCP, are generally that: (a) we provide the Mexican tax authorities with a copy of the documents evidencing this offer to exchange and the exchange notes, as notified to the CNBV, pursuant to the Mexican Securities Market Law, (b) we timely file with the Mexican tax authorities, after completion of the transaction contemplated by this registration statement, certain information relating to the issuance of the exchange notes and notify the Mexican tax authorities of any changes or modifications thereto, (c) we timely file, on a quarterly basis, with the Mexican tax authorities information representing that no party related to us, jointly or individually, directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of each interest payment, and (d) we maintain records which evidence compliance with items (a), (b) and (c) above.

A higher income tax withholding rate (currently up to a maximum of 28%) will be applicable when the effective beneficiaries of payments treated as interest, whether directly or indirectly, individually or collectively with related persons, who receive more than 5% of the aggregate amount of such payments on the exchange notes are (1) our shareholders who own, directly or indirectly, individually or collectively with related persons, more than 10% of our voting stock, or (2) entities more than 20% of whose stock is owned, directly or indirectly, individually or collectively with related persons, by us or by persons related to us. For such purposes, under the Mexican Income Tax Law, persons are considered related if one possesses an interest in the business of the other, common interests exist between them, or a third person holds an interest in the business or property of both persons.

Under the Mexican Income Tax Law, payments of interest we make with respect to the exchange notes to a non-Mexican pension or retirement fund generally will be exempt from Mexican withholding taxes, provided that (1) the fund is the effective beneficiary of such interest income, (2) the fund is duly established pursuant to the laws of its country of origin, (3) the relevant interest income is exempt from taxation in such country, and (4) the fund is duly registered with the SHCP’s Registry of Banks, Finance Entities, Pension Funds and Foreign Investment Funds.

We have agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of exchange notes in respect of the Mexican withholding taxes mentioned above. If we pay additional amounts in respect of such Mexican withholding taxes, any refunds of such additional amounts will be for our account. See “Description of the Notes—Payment of Additional Amounts.”

Holders or beneficial owners of exchange notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, our obligations to pay additional amounts may be limited as set forth under “Description of the Notes—Payment of Additional Amounts.”

In the event of certain changes in the applicable rate of Mexican withholding taxes on payments of interest, we may redeem the exchange notes, in whole (but not in part) at any time, as a price equal to 100% of their principal amount plus accrued interest and any additional amounts due thereon to the redemption date. See “Description of Exchange Notes—Redemption.”

Under the Mexican Income Tax Law, payments of principal we make to a foreign holder of the exchange notes will not be subject to any Mexican withholding or similar taxes.

Taxation of the Disposition of the Exchange Notes

The application of Mexican tax law provisions to capital gains realized on the disposition of exchange notes by foreign holders is unclear. We expect that no Mexican tax will be imposed on transfers of exchange notes between foreign holders effected outside of Mexico.

Other Mexican Taxes

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings of exchange notes. There are no Mexican stamp, issue registration or similar taxes payable by a foreign holder with respect to exchange notes.

United States Tax Considerations

The following is a summary of certain United States federal income tax consequences of the exchange offer and the ownership and disposition of exchange notes issued pursuant to the exchange offer that may be relevant to a beneficial owner of original notes that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the original notes (a “U.S. holder”). It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to invest in exchange notes.

In addition, except as noted below, this summary deals only with investors that are U.S. holders who acquire the exchange notes in the United States as part of the initial offering of the exchange notes, who will own the exchange notes as capital assets, and whose functional currency is the U.S. dollar. It does not address U.S. federal income tax considerations applicable to investors who own or are treated as owning 10% or more of our voting shares (including ADSs) or who may be subject to special tax rules, such as banks, regulated investment companies, real estate investment trusts, financial institutions, tax-exempt entities, insurance companies or dealers in securities or currencies, certain short-term holders of exchange notes, or persons that hedge their exposure in the exchange notes or will hold exchange notes as a position in a “straddle” or conversion transaction or as part of a “synthetic security” or other integrated financial transaction. U.S. holders should be aware that the U.S. federal income tax consequences of holding the exchange notes may be materially different for investors described in the previous sentence.

Registration Rights and Exchange Offer

Neither the registration of the original notes pursuant to our obligations under the registration rights agreement nor the U.S. holder’s receipt of exchange notes in exchange for original notes will constitute a taxable event for U.S. federal income tax purposes. The exchanging U.S. holder will retain the tax basis in the exchange notes that the holder had in the original notes, and a U.S. holder’s holding period for the exchange notes will include such U.S. holder’s holding period for the original notes before such original notes were registered.

Payments of Interest and Additional Amounts

Payments of the gross amount of interest and additional amounts (as defined in “Description of the Exchange Notes—Payment of Additional Amounts,” i.e., including amounts withheld in respect of Mexican withholding taxes) with respect to an exchange note will be taxable to a U.S. holder as ordinary interest income at the time that such payments are accrued or are received, in accordance with the U.S. holder’s method of tax accounting. Thus, accrual method U.S. holders will report stated interest on the exchange note as it accrues, and cash method U.S. holders will report interest when it is received or unconditionally made available for receipt.

Disposition of Exchange Notes

A U.S. holder generally will recognize gain or loss on the sale, redemption or other disposition of the exchange notes (other than an exchange of original notes for exchange notes, as described in “—Registration Rights and Exchange Offer”) in an amount equal to the difference between the amount realized on such sale, redemption or other disposition (less any amounts attributable to accrued but unpaid interest, which will be taxable as such) and the U.S. holder’s adjusted tax basis in the exchange notes. Gain or loss realized by a U.S. holder on such sale, redemption or disposition generally will be long-term capital gain or loss if, at the time or the disposition, the exchange notes have been held for more than one year. The deductibility of capital losses is subject to limitations.

Foreign Source Income and Foreign Tax Credits

The Mexican withholding tax that is imposed on interest will be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. tax law, for credit against a U.S. holder’s United States federal income tax liability or, at the U.S. holder’s election, for deduction in computing the holder’s taxable income. Interest and additional amounts paid on the exchange notes generally will constitute foreign source “passive income.” Gain or loss realized by a U.S. holder on the sale or other disposition of an exchange note generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

Information Reporting and Back-up Withholding

The paying agent may be required to file information returns with the U.S. Internal Revenue Service with respect to payments made to certain U.S. holders on the exchange notes. A U.S. holder may be subject to backup withholding on the payments that the U.S. taxpayer receives on the exchange notes unless such U.S. holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number on an IRS Form W-9, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under these rules will be allowed as a credit against such U.S. holder’s United States federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

A holder or beneficial owner of exchange notes that is not a U.S. holder (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on interest received on the exchange notes. In addition, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on gain realized on the sale of exchange notes unless, in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

PLAN OF DISTRIBUTION

The following requirements apply only to broker-dealers. If you are not a broker-dealer as defined in Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, these requirements do not affect you.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We and Telcel have agreed that, for a period of up to 120 days from the last date on which original notes are accepted for exchange, we and Telcel will amend or supplement this prospectus, if requested by any broker-dealer for use in connection with any resale of exchange notes received in exchange for original notes.

We will not receive any proceeds from any sale of exchange notes by broker-dealers.

Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes.

Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of exchange notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of up to 120 days from the last date on which original notes are accepted for exchange, we will promptly send additional copies of this prospectus and any amendment or supplement to the prospectus to any broker-dealer that requests those documents. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers, and will indemnify any broker-dealer as a holder of the exchange notes against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF THE EXCHANGE NOTES

The validity of the exchange notes offered hereby will be passed upon by Cleary Gottlieb Steen & Hamilton LLP, our United States counsel. Certain matters of Mexican law relating to the exchange notes will be passed upon by Galicia y Robles, S.C., our Mexican counsel.

EXPERTS

The consolidated financial statements of América Móvil, S.A.B. de C.V. appearing in our Annual Report on Form 20-F for the year ended December 31, 2006 and our management’s assessment of the internal control over financial reporting as of December 31, 2006 have been audited by Mancera, S.C., a Member Practice of Ernst & Young Global, an independent public registered accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Mancera, S.C.’s report on the consolidated financial statements for the years 2004, 2005 and 2006, are based in part on the report of BDO Seidman, LLP, independent registered certified public accounting firm. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

LISTING AND GENERAL INFORMATION

1. We have applied to have the exchange notes admitted for listing on the Official List of the Luxembourg Stock Exchange and trading on the Euro MTF market, the alternative market of the Luxembourg Stock Exchange. However, even if admission to listing is obtained, we will not be required to maintain it.

2. The exchange notes have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg. The CUSIP numbers and ISIN numbers for the exchange notes are as follows:

CUSIP Number	ISIN Number

3. We have obtained all necessary consents, approvals and authorizations in connection with the issuance and performance of the exchange notes. Resolutions of our board of directors, dated February 7, 2006, authorized the issuance of the exchange notes. Resolutions of Telcel’s board of directors, dated February 7, 2006, authorized execution and delivery of the guarantees.

4. Except as described in this prospectus, including the document incorporated by reference herein, there are no pending actions, suits or proceedings against or affecting us or any of our subsidiaries or any of their respective properties, which, if determined adversely to us or any such subsidiary, would individually or in the aggregate have an adverse effect on our financial condition and that of our subsidiaries taken as a whole or would adversely affect our ability to perform our obligations under the exchange notes or which are otherwise material in the context of the issue of the exchange notes, and, to the best of our knowledge, no such actions, suits or proceedings are threatened.

5. Except as described in this prospectus, since December 31, 2006, there has been no change (or any development or event involving a prospective change of which we are or might reasonably be expected to be aware) which is materially adverse to our financial condition and that of our subsidiaries taken as a whole.

6. For so long as any of the exchange notes are outstanding and admitted for listing on the Official List of the Luxembourg Stock Exchange and trading on the Euro MTF market, copies of the following items in English will be available free of charge from The Bank of New York (Luxembourg) S.A., our listing agent, at its office at Aerogolf Center, 1A Hoehenhof, L-1736 Senningerberg, Luxembourg:

•	our audited consolidated financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004; and

•	any related notes to these items.

For as long as any of the exchange notes are outstanding and admitted for listing on the Official List of on the Luxembourg Stock Exchange and trading on the Euro MTF market, copies of our current annual financial statements and unaudited financial information may be obtained from our Luxembourg listing agent at its office listed above. We currently publish our unaudited financial information on a quarterly basis. We do not prepare non-consolidated financial statements. Telcel does not publicly disclose or file its financial statements.

During the same period, the indenture, the supplemental indenture and a copy of our articles of incorporation will be available for inspection at the offices of The Bank of New York and The Bank of New York (Luxembourg) S.A. We will, for so long as any notes are admitted for listing on the Official List of the Luxembourg Stock Exchange and trading on the Euro MTF market, maintain a paying agent in New York, as well as in Luxembourg.

7. Copies of our constitutive documents are available at the office of The Bank of New York (Luxembourg) S.A., the paying agent in Luxembourg.

8. América Móvil, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with its principal executive offices at Lago Alberto No. 366, Edificio Telcel I, Piso 2, Colonia Anáhuac, C.P. 11320, México D.F., México. We were incorporated on September 29, 2000. Our corporate object, as stated in Article Third of our bylaws, is to carry out any object not prohibited by law. We were registered in the Public Registry of Commerce (Registro Público de Comercio) of Mexico City on October 13, 2000 under the number 263770.

9. Radiomóvil Dipsa, S.A. de C.V. is a sociedad anónima de capital variable organized under the laws of Mexico with its principal executive offices at Lago Alberto No. 366, Edificio Telcel I, Piso 2, Colonia Anáhuac, C.P. 11320, México D.F., México. Telcel was incorporated on February 8, 1956. Telcel’s corporate object, as stated in Article 3 of Telcel’s bylaws, is to provide telecommunications services in Mexico and to take any other actions not prohibited by law. Telcel was registered in the Public Registry of Commerce (Registro Público de Comercio) of Mexico City on April 6, 1956 under the number 498.

10. The trustee for the exchange notes is The Bank of New York (as successor to JPMorgan Chase Bank, N.A.)., having its office at 101 Barclay Street, New York, New York 10286. The terms and conditions of our appointment of The Bank of New York as trustee, including the terms and conditions under which The Bank of New York may be replaced as trustee, are contained in the indenture and the supplemental indenture available for inspection at the offices of The Bank of New York and The Bank of New York (Luxembourg) S.A.

11. The amount of our paid-in, authorized capital stock was Ps.35,451 million as of June 30, 2007. Our capital stock is comprised of three series: Series AA; Series A; and Series L. Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder thereof to one vote solely on certain limited matters. The amount of Telcel’s paid-in, authorized capital stock was Ps.12,108 as of June 30, 2007. For further information about our capital structure, including information about the number of shares outstanding in each class, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders” in our 2006 Form 20-F.

12. The members of Telcel’s board of directors are Daniel Hajj Aboumrad, Carlos José García Moreno Elizondo and Alejandro Cantú Jiménez. Daniel Hajj Aboumrad, Fernando Benjamín Ocampo Carapia and Eutimio Quevedo Rivera are the chief executive officer, chief financial officer and chief accounting officer, respectively, of Telcel.

ISSUER

América Móvil, S.A.B. de C.V.

Lago Alberto No. 366

Colonia Anáhuac

11320 México, D.F.

México

GUARANTOR

Radiomóvil Dipsa, S.A. de C.V.

Lago Alberto No. 366

Colonia Anáhuac

11320 México, D.F.

México

TRUSTEE, REGISTRAR, PRINCIPAL PAYING AGENT,

TRANSFER AGENT AND CALCULATION AGENT

The Bank of New York

101 Barclay Street

New York, New York 10286

United States

LUXEMBOURG LISTING AGENT, PAYING AGENT AND TRANSFER AGENT

The Bank of New York (Luxembourg) S.A.

Aerogolf Center

1A Hoehenhof

L-1736 Senningerberg

Luxembourg

LEGAL ADVISORS TO THE ISSUER AND GUARANTOR

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 United States	As to Mexican Law Galicia y Robles, S.C. Blvd. Manuel Ávila Camacho No. 24, Piso 7 Lomas de Chapultepec 11000 México, D.F. México

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mancera, S.C.

(A Member Practice of Ernst & Young Global)

Antara Polanco

Av. Ejército Nacional 843-B

Colonia Granada

11520 México, D.F.

México

                    , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Under Mexican law, when an officer or director of a corporation acts within the scope of his or her authority, the corporation will answer for any resulting liabilities or expenses. The shareholders and the board of directors of each registrant has also expressly determined that such registrant will indemnify its directors and officers against any liability they might incur in connection with the offering of the debt securities.

Item 21.	Exhibits.

4.1	Tenth Supplemental Indenture dated as of December 27, 2006 among América Móvil, S.A.B. de C.V., Radiomóvil Dipsa, S.A. de C.V. and The Bank of New York.

4.2	Form of Exchange Note and related guarantee (included in the supplemental indenture filed as Exhibit 4.1)

4.3	Registration Rights Agreement dated as of December 27, 2006 among América Móvil, S.A.B. de C.V., Radiomóvil Dipsa, S.A. de C.V. and Citigroup Capital Markets Inc.

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP as to the validity of the exchange notes.

5.2	Opinion of Galicia y Robles, S.C. as to the validity of the exchange notes.

12.1	Calculation of ratios of earnings to fixed charges.

23.1	Consent of Mancera, S.C.

23.2	Consent of BDO Seidman, LLP.

23.3	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

23.4	Consent of Galicia y Robles, S.C. (included in Exhibit 5.2).

24.1	Powers of attorney (included in the signature pages of this registration statement).

25.1	Form T-1 Statement of Eligibility Under the Trust Indenture Act of 1939 of The Bank of New York (as successor to JPMorgan Chase Bank, N.A.).

99.1	Form of Letter of Transmittal for Exchange Notes.

99.2	Form of Notice of Guaranteed Delivery for Exchange Notes.

99.3	Form of Letter to Registered Holders.

99.4	Form of Instructions to Registered Holder from Beneficial Owner.

99.5	Form of Letter to Clients.

99.6	Form of Exchange Agent Agreement.

Item 22.	Undertakings.

(a)	Each undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)	To reflect in the prospectus any facts arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information set forth in the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

5.	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

6.	That, for the purpose of determining liability of the registrants under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or their securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

7.

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

8.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by any registrant of expenses incurred or paid by a director, officer or controlling person of any registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

9.	The undersigned registrants hereby undertake: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

10.	The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES OF AMÉRICA MÓVIL, S.A.B. DE C.V.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on September 21, 2007.

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ CARLOS JOSÉ GARCÍA MORENO ELIZONDO
Name:	Carlos José García Moreno Elizondo
Title:	Attorney-in-Fact

By:	/s/ ALEJANDRO CANTÚ JIMÉNEZ
Name:	Alejandro Cantú Jiménez
Title:	Attorney-in-Fact

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Daniel Hajj Aboumrad, Carlos José García Moreno Elizondo and Alejandro Cantú Jiménez, severally and individually, and each of them (with full power to each of them to act alone) his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the registration statement on Form F-4, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated in respect of América Móvil, S.A.B. de C.V.

Signature	Title	Date

/s/ DANIEL HAJJ ABOUMRAD Daniel Hajj Aboumrad	Chief Executive Officer and Director	September 21, 2007

/s/ CARLOS JOSÉ GARCÍA MORENO ELIZONDO Carlos José García Moreno Elizondo	Chief Financial Officer	September 21, 2007

/s/ JOSÉ ELÍAS BRIONES CAPETILLO José Elías Briones Capetillo	Chief Accounting Officer	September 21, 2007

Patrick Slim Domit	Chairman of the Board of Directors

María Asunción Aramburuzabala Larregui	Director

Signature	Title	Date

/s/ JAIME CHICO PARDO Jaime Chico Pardo	Director	September 21, 2007

Alejandro Soberón Kuri	Director

/s/ RAYFORD WILKINS Rayford Wilkins	Director	September 21, 2007

/s/ CARLOS BREMER GUTIÉRREZ Carlos Bremer Gutiérrez	Director	September 21, 2007

/s/ JOHN STEPHENS John Stephens	Director	September 21, 2007

/s/ ERNESTO VEGA VELASCO Ernesto Vega Velasco	Director	September 21, 2007

David Ibarra Muñoz	Director

/s/ PABLO ROBERTO GONZÁLEZ GUAJARDO Pablo Roberto González Guajardo	Director	September 21, 2007

Signature of Authorized Representative of América Móvil, S.A.B. de C.V.

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of América Móvil, S.A.B. de C.V., has signed this registration statement or amendment thereto, as the case may be, in the City of Newark, State of Delaware, on September 21, 2007.

Signature	Title

/s/ DONALD J. PUGLISI Donald J. Puglisi	Authorized Representative in the United States

SIGNATURES OF RADIOMÓVIL DIPSA, S.A. DE C.V.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on September 21, 2007.

RADIOMÓVIL DIPSA, S.A. DE C.V.

By:	/s/ DANIEL HAJJ ABOUMRAD
Name:	Daniel Hajj Aboumrad
Title:	Attorney-in-Fact

By:	/s/ ALEJANDRO CANTÚ JIMÉNEZ
Name:	Alejandro Cantú Jiménez
Title:	Attorney-in-Fact

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Daniel Hajj Aboumrad, Carlos José García Moreno Elizondo and Alejandro Cantú Jiménez, severally and individually, and each of them (with full power to each of them to act alone) his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the registration statement on Form F-4, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated in respect of Radiomóvil Dipsa, S.A. de C.V.

Signature	Title	Date

/s/ FERNANDO BENJAMÍN OCAMPO CARAPIA Fernando Benjamín Ocampo Carapia	Chief Financial Officer	September 21, 2007

/s/ DANIEL HAJJ ABOUMRAD Daniel Hajj Aboumrad	Chief Executive Officer and Chairman of the Board of Directors	September 21, 2007

/s/ EUTIMIO QUEVEDO RIVERA Eutimio Quevedo Rivera	Chief Accounting Officer	September 21, 2007

/s/ CARLOS JOSÉ GARCÍA MORENO ELIZONDO Carlos José García Moreno Elizondo	Director	September 21, 2007

/s/ ALEJANDRO CANTÚ JIMÉNEZ Alejandro Cantú Jiménez	Director	September 21, 2007

Signature of Authorized Representative of Radiomóvil Dipsa, S.A. de C.V.

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Radiomóvil Dipsa, S.A. de C.V., has signed this registration statement or amendment thereto, as the case may be, in the City of Newark, State of Delaware, on September 21, 2007.

Signature	Title

/s/ DONALD J. PUGLISI Donald J. Puglisi	Authorized Representative in the United States

Exhibit Index

4.1	Tenth Supplemental Indenture dated as of December 27, 2006 among América Móvil, S.A.B. de C.V., Radiomóvil Dipsa, S.A. de C.V. and The Bank of New York.

4.2	Form of Exchange Note and related guarantee (included in the supplemental indenture filed as Exhibit 4.1)

4.3	Registration Rights Agreement dated as of December 27, 2006 among América Móvil, S.A.B. de C.V., Radiomóvil Dipsa, S.A. de C.V. and Citigroup Capital Markets Inc.

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP as to the validity of the exchange notes.

5.2	Opinion of Galicia y Robles, S.C. as to the validity of the exchange notes.

12.1	Calculation of ratios of earnings to fixed charges.

23.1	Consent of Mancera, S.C.

23.2	Consent of BDO Seidman, LLP.

23.3	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

23.4	Consent of Galicia y Robles, S.C. (included in Exhibit 5.2).

24.1	Powers of attorney (included in the signature pages of this registration statement).

25.1	Form T-1 Statement of Eligibility Under the Trust Indenture Act of 1939 of The Bank of New York (as successor to JPMorgan Chase Bank, N.A.).

99.1	Form of Letter of Transmittal for Exchange Notes.

99.2	Form of Notice of Guaranteed Delivery for Exchange Notes.

99.3	Form of Letter to Registered Holders.

99.4	Form of Instructions to Registered Holder from Beneficial Owner.

99.5	Form of Letter to Clients.

99.6	Form of Exchange Agent Agreement.